



GRUPO MODELO, S.A. DE C.V.

May 13, 2005

Rule 12g3-2(b) File No. 82-34766

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
ATTN: Mr. Michael Presuman


05008135

SUPPL

Grupo Modelo S.A. de C.V.
Rule 12g3-2(b) File No. 82-34766

The enclosed information is being furnished to the Securities and Exchange Commission (the "*SEC*") on behalf of Grupo Modelo S.A. de C.V. (the "*Company*") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "*Act*") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Grupo Modelo S.A. de C.V.

Name: Margarita Hugues Vélez
Title: General Counsel

CAMPOS ELISEOS No. 400 PISO 8 COL. LOMAS DE CHAPULTEPEC C.P. 11000 MEXICO, D.F.
TEL.: 52-83-36-00 FAX: 52-83-37-90 Y 52-80-02-09 www.gmodelo.com.mx


GRUPO MODELO, S.A. DE C.V.
MEXICO

GRUPO MODELO, S.A. DE C.V.

Enclosure[s] :

CAMPOS ELISEOS No. 400 PISO 8 COL. LOMAS DE CHAPULTEPEC C.P. 11000 MEXICO, D.F.
TEL.: 52-83-36-00 FAX: 52-83-37-90 Y 52-80-02-09 www.gmodelo.com.mx

[Letterhead of Grupo Modelo, S.A. de C.V.]

November 26th, 2004

Seal of the National Banking and Securities Commission

Received

November 29, 2004

National Banking and Securities Commission
Insurgentes Sur No. 1971
Torre Sur, Piso 7
Col. Guadalupe Inn
México, D.F. 06500

At'n: Carlos Quevedo López
Market Oversight Bureau

Dear Mr. Quevedo,

Attached hereto you will find the letter issued by Pricewaterhousecoopers, S.C., in order to comply with article 84 of the Sole Bulletin applicable to Security Issuers and Other Security Market Participants, issued by the Department of Treasury and Public Credit.

Please receive our kind regards.

Sincerely,

(signature)
Mr. Ernesto Alcalde y Rodríguez
Chief Financial Officer

cc. Roberto Córdova Tamariz
Francisco Valle Montaño
Mexican Stock Exchange

[Letterhead of PricewaterhouseCoopers]

Mr. Carlos Fernández González
Chief Executive Officer
Grupo Modelo, S.A. de C.V.

October 26th, 2004

Dear Mr. Fernández,

I was appointed as external auditor in the General Ordinary Shareholders Meeting held on April 19th, 2004, in order to certify the consolidated financial statements of Grupo Modelo, S.A. de C.V., corresponding to the year ending on December 31st, 2004.

In compliance with the regulation applicable to Security Issuers and Other Security Market Participants (Regulations), issued by the Department of Treasury and Public Credit and by the National Banking and Securities Commission (Commission), which are in full force since March 20th, 2003, I hereby state under oath and in accordance with Article 84 of such Regulations, that:

I. I do not find my self within any of the events stated in article 83 of the Regulations.

II. I hereby grant my consent in order to provide the Commission with the related information that evidences my independence from the Issuer.

III. I hereby accept the duty to preserve, physically or through electromagnetic means and for a period of time not less than 5 years, in my offices, all the documents, information and other elements used to elaborate the corresponding certificate, and to provide the Commission with such information.

IV. I hereby grant my consent in order for the Issuer to include in the prospect or supplement to which article 2, section I, item m) and article 3, section X of the Regulations, make reference, as well as in the annual information to which articles 33, section I, item b), numeral 1 and article 36, section I, item c) of the Regulations, make reference, the financial statement that I certify, as well as any other financial information related to the mentioned financial statements or to the certificate of the same duly filed, in order for such information to be of public knowledge.

In the understanding that I should always make a verification of the information, prior to its inclusion in the prospect or supplement.

V. I have the documents which prove my technical capacity.

VI. I have not received any offer to become Director or Officer of the issuer.

(signature)
Mr. Rafael Maya U.
Auditing Partner

cc. Mr. Ernesto Alcalde
Financial Officer

[Letterhead of Grupo Modelo, S.A. de C.V.]

Seal of the National Banking and Securities Commission

Received

April 19, 2005

Seal of the Department of Issuers Administration

Received

April 19, 2005

S.D. INDEVAL, S.A. DE C.V.
INSTITUTION FOR THE DEPOSIT OF SECURITIES
Paseo de la Reforma No. 225
Col. Cuauhtémoc
06500, México, D.F.

Jorge Siegrist Prado, acting as representative of Grupo Modelo, S.A. de C.V., stating as domicile to receive notices, Campos Elíseos No. 400, 4° piso, colonia Lomas de Chapultepec, Delegación Miguel Hidalgo, 11000 México, Distrito Federal, and authorizing the following persons to receive such notices and take all the necessary steps regarding this matter: José Parés Gutiérrez, Emilio Fullaondo Botella and Margarita Hugues Vélez, I hereby appear and state:

1. That in order to comply with article 76 of the Securities Market Law, be advised that the General Ordinary Shareholders Meeting of my principal, held on April 18th, 2005, ordered a payment of a dividend in cash that came from the account of reinvested net tax profits and from the account of net tax profits, for a total amount of $3,414'347,613.60 Mexican Currency (Three thousand four hundred and fourteen millions, three hundred and forty seven thousand and six hundred and thirteen pesos and sixty cents Mexican Currency), therefore, a dividend in cash of $1.05 Mexican Currency (One peso and five cents Mexican Currency) will correspond to each one of the 3,251'759,632 shares.

2. Attached find a copy of the notice published today in the following newspapers, Reforma, El Financiero and El Economista.

According to the above statements made to the S.D. INDEVAL, S.A. de C.V. Institution for the Deposit of Securities, we hereby respectfully request:

FIRST: To have Grupo Modelo, S.A. de C.V., as presented according to the terms of this writ.

SECOND: To have the information referred to in article 76 of the Securities Market Law duly filed, in order for the holders of the shares which represent the capital stock of Grupo Modelo, S.A. de C.V. to be able to exercise their corresponding rights.

With consideration and respect.

Mexico City, April 19th, 2005
Grupo Modelo, S.A. de C.V.

Jorge Siegrist Prado

cc. National Banking and Securities Commission
Mexican Stock Exchange

Seal of S.D. INDEVAL, S.A. de C.V.

April 19, 2005

Received

GRUPO MODELO, S.A. DE C.V.
Asamblea General de Accionistas **Celebrada el** **18-Abr-05**

Pase		Accionista	Tipo de Acción	No. de Acciones	Representante	Firma	R.F.C. Institución
1		Banco Nacional de México, S.A. Depto. Fiduciario	A	1,459,389,728	Ma. Teresa Luna Gabriel Uribe		
2		Anheuser-Busch International Holdings, Inc. (James Rich y/o José Ruiz López y/o Ma.Teresa Güemes y/o Lucia Guerra y/o Patricio Martínez y/o Miguel Angel Rocha)	B	1,142,017,984	Patricio Martínez Osorio		MAOP8107 027W8
3		Cancelado	C				
4		Banco Nacional de México, S.A. y/o terceros	C	16,232,322	Francisco de Garza		BNM840515VB1
5		Banco Nacional de México, S.A. y/o José Álvarez Figueroa	C	121,000	José Álvarez Figueroa		BNM840515VB1
6		Banco Nacional de México, S.A. y/o Antonio Villar Crail	C	17,000	Antonio Villar Crail		BNM840515VB1
7		Banco Nacional de México, S.A. y/o Ernesto Azamar Vilchis	C	200	Ernesto Azamar Vilchis		BNM840515VB1
8		Banco Nacional de México, S.A. y/o María Guadalupe Gutiérrez de Soto	C	100	María Guadalupe Gutiérrez de Soto		BNM840515VB1
9		Banco Nacional de México, S.A. y/o Ma. del Carmen Pérez Armendariz	C	8,000	Ma. del Carmen Pérez Armendariz		BNM840515VB1
10		Banco Nacional de México, S.A. y/o Miguel A. Domínguez Morales	C	1,000	Miguel A. Domínguez Morales		BNM840515VB1
11		Banco Nacional de México, S.A. y/o Miguel A. López Orozco	C	3,000	Miguel A. López Orozco		BNM840515VB1

12		Banco Nacional de México, S.A. y/o Samuel A. Fernández Canal	C	148	Samuel A. Fernández Canal		BNM840515VB1
13		Banco Nacional de México, S.A. y/o Sergio González García	C	3,200	Sergio González García		BNM840515VB1
14		Banco Nacional de México, S.A. y/o Agustín Compadre Lozano	C	301,800	Agustín Compadre Lozano		BNM840515VB1
15		Banco Nacional de México, S.A. y/o Pedro de Martino Fernández	C	300	Pedro de Martino Fernández		BNM840515VB1
16		Banco Nacional de México, S.A. y/o Olegario Gay Alonso	C	5,044	Olegario Gay Alonso		BNM840515VB1
17		Banco Nacional de México, S.A. y/o Dolores Gutiérrez Palero	C	627,456	Dolores Gutiérrez Palero		BNM840515VB1
18		Banco Nacional de México, S.A. y/o Yolanda Nava Gutiérrez	C	101	Yolanda Nava Gutiérrez		BNM840515VB1
19		Scotia Inverlat Casa de Bolsa, S.A. de C.V. y/o terceros (Ana Gabriela Ocejo y/o Vivian Salomón y/o Marco A. Reyes y/o Aníbal Habeica)	C	5,244,893			SIC920427R31
20		Scotia Inverlat Casa de Bolsa, S.A. de C.V. y/o Julio Martínez Sánchez	C	5,900	Julio Martínez Sánchez		SIC920427R31
21		Scotia Inverlat Casa de Bolsa, S.A. de C.V. y/o Enrique Espinosa Segovia	C	1,000	Enrique Espinosa Segovia		SIC920427R31
22		GBM Grupo Bursátil Mexicano, S.A. De C.V. y/o Terceros (Josué Valdez Galicia y/o Javier Mitrani y/o Ingrid Castillo y/o Fernando Portilla y/o Alberto Rodríguez)	C	882,569			GBM880120EJ8
23		Valores Mexicanos Casa de Bolsa y/o Terceros (Gabriel Couturier Bañuelos y/o Eduardo Reyes Esparza)	C	678,900			

24		BBVA Bancomer, S.A, y/o The Mexico Fund (Guadalupe Villar y/o Jorge Alberto Osorio)	C	1,932,000	Guadalupe Villar		BBA830831LJ2
25		BBVA Bancomer, S.A, y/o Terceros (Juan Carlos Mateos Durán y/o José Alberto Galván y/o Héctor García y/o Federico Alvarez y/o Elba Padilla y/o Josefina Domínguez y/o Roberto Contreras y/o Manuel Lucero)	C	4,617,734	Roberto Contreras		BBA830831LJ2
26		Casa de Bolsa Banorte, S.A. y/o Terceros (Sergio Avalor Aldana)	C	13,000	Sergio Avalor Aldana		CBB940426P9A
27		Acciones y Valores Banamex, S.A. De C.V. y/o Ernesto Rodolfo Aznar Trillo	C	66,000	Ernesto Rodolfo Aznar Trillo		
28		Acciones y Valores Banamex, S.A. De C.V. y/o Miguel Angel Aznar Trillo	C	100	Miguel Angel Aznar Trillo		
29		Acciones y Valores Banamex, S.A. De C.V. y/o Doro B. Pérez	C	600,000	Doro B. Pérez		
30		Acciones y Valores Banamex, S.A. De C.V. y/o Terceros (Eduardo Estrada y/o Francisco de Gortari y/o Ismael Gutiérrez)	C	68,640,080	Francisco de Gortari		GOGF760311
31		Interacciones Casa de Bolsa y/o Fernando Ramos López	C	500	Fernando Ramos López		
32		Interacciones Casa de Bolsa y/o Laura Rodríguez Herrera	C	500	Laura Rodríguez Herrera		
33		Interacciones Casa de Bolsa y/o Roberto Isaías Salgado Mejía	C	1,000	Roberto Isaías Salgado Mejía		
34		Casa de Bolsa Santander Serfín y/o terceros (María del Carmen López y/o Juan Pablo Olaya y/o David Flores y/o Raúl Octavio Olvera)	C	71,251,822	David Flores		FOVD680218
35		Banco Santander Serfin y/o terceros (María del Carmen López y/o Juan Pablo Olaya y/o David Flores y/o Raúl Octavio Olvera)	C	51,816,535	David Flores		FOVD680218

36		Casa de Bolsa Santander Serfín y/o Héctor Lebrija Guiot	C	16	Héctor Lebrija Guiot		
37		HSBC Casa de Bolsa y/o terceros (Mauro Zepeda Mauleón)	C	2,931,123	Mauro Zepeda Mauleón		HMI950125KG8
38		Inversora Bursátil, S.A. de C.V. y/o terceros (José Ignacio Jiménez)	C	4,987,000	José Ignacio Jiménez		IBC920409F55
39		Banco Inbursa, S.A. y/o terceros (José Ignacio Jiménez)	C	2,190,300	José Ignacio Jiménez		IBC920409F55
40		Vector Casa de Bolsa y/o terceros (Roberto García Olavarrieta)	C	612,633	Roberto García Olavarrieta		

RECEIVED
2005 MAY 17 A 8:47
FICE OF INTERNATIONAL
CORPORATE FINANCE

ENCLOSURE D

[Letterhead of Grupo Modelo, S.A. de C.V.]

Mr. Roberto Córdoba
Deputy Director of Issuers Administration
MEXICAN STOCK EXCHANGE

The undersigned, Jorge Siegrist Prado, as Secretary of the Board of Directors of Grupo Modelo, S.A. de C.V., by this means and in compliance with Item 4 of Section I of Article 33 of the Bulletin without number of the National Banking and Securities Commission applicable to Security Issuers and Other Security Market Participants, published in the Daily Gazette of the Federation on March 19th, 2003, state that the Corporate Books of Grupo Modelo, S.A. de C.V., which are mentioned in this document, have been updated as regards to the information which should be stated in the same:

I. Shareholders Meeting Minutes Book.

II. Board of Directors Meeting Minutes Book.

III. Shareholders Registry Book; and

IV. Capital Stock Variations Book.

This letter is issued for the legal effects which may take place, in Mexico City, Federal District, on April 19th, 2005.

(signature)
Jorge Siegrist Prado
Secretary of the Board of Directors

ENCLOSURE E

EMISNET

Emisora: GRUPO MODELO, S.A. DE C.V..

Usuario: EMILIO FULLAONDO BOTELLA.

Nombre del sobre: icssific.ens

Longitud del sobre: 81755 bytes.

Fecha de recepcion: Apr 18 2005 5:22:48:400PM.

Folio de recepcion: 85933.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
icssific.bmv	1	Sific para Industriales, Comerciales y de Servicios

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error


MEXICAN STOCK EXCHANGE
SIFIC / ICS


STOCK EXCHANGE CODE: **GMODELO** Quarter: 4 Year: 2004

GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2004 AND 2003

(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REFS	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**73,465,695**	100	**67,379,487**	100
2	**CURRENT ASSETS**	**25,183,390**	**34**	**21,428,477**	**32**
3	CASH AND SHORT-TERM INVESTMENTS	15,849,517	22	12,748,925	19
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,351,735	2	1,270,611	2
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	577,620	1	354,389	1
6	INVENTORIES	5,514,120	8	5,068,727	8
7	OTHER CURRENT ASSETS	1,890,398	3	1,985,825	3
8	**LONG-TERM**	**3,766,532**	**5**	**3,877,185**	**6**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,057,522	1	965,389	1
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATED	2,595,433	4	2,779,227	4
11	OTHER INVESTMENTS	113,577	0	132,569	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**42,791,963**	**58**	**40,356,929**	**60**
13	PROPERTY	19,618,172	27	18,337,827	27
14	MACHINERY AND INDUSTRIAL EQUIPMENT	29,285,624	40	26,675,570	40
15	OTHER EQUIPMENT	7,925,542	11	8,286,733	12
16	ACCUMULATED DEPRECIATION	19,724,128	27	18,890,612	28
17	CONSTRUCTION IN PROGRESS	5,686,753	8	5,947,411	9
18	**DEFERRED ASSETS (NET)**	**375,197**	**1**	**468,815**	**1**
19	**OTHER ASSETS**	**1,348,613**	**2**	**1,248,081**	**2**
20	**TOTAL LIABILITIES**	**12,653,583**	100	**12,425,036**	100
21	**CURRENT LIABILITIES**	**4,258,737**	**34**	**4,522,689**	**36**
22	SUPPLIERS	1,303,690	10	993,305	8
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	1,218,918	10	2,216,566	18
26	OTHER CURRENT LIABILITIES	1,736,129	14	1,312,818	11
27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**8,394,846**	**66**	**7,902,347**	**64**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**60,812,112**	100	**54,954,451**	100
34	**MINORITY INTEREST**	**14,086,320**	**23**	**13,180,941**	**24**
35	**MAJORITY INTEREST**	**46,725,792**	**77**	**41,773,510**	**76**
36	**CONTRIBUTED CAPITAL**	**15,657,637**	**26**	**15,657,637**	**28**
37	PAID-IN CAPITAL STOCK (NOMINAL)	2,839,652	5	2,839,652	5
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	11,840,332	19	11,840,332	22
39	PREMIUM ON SALES OF SHARES	943,363	2	943,363	2
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	34,290	0	34,290	0
41	**CAPITAL INCREASE (DECREASE)**	**31,068,155**	**51**	**26,115,873**	**48**
42	RETAINED EARNINGS AND CAPITAL RESERVE	24,940,754	41	21,125,698	38
43	REPURCHASE FUND OF SHARES	617,520	1	617,520	1
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(673,027)	(1)	(694,201)	(1)
45	NET INCOME FOR THE YEAR	6,182,908	10	5,066,856	9

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **4** YEAR: **2004**
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**15,849,517**	100	**12,748,925**	100
46	CASH	665,463	4	808,722	6
47	SHORT-TERM INVESTMENTS	15,184,054	96	11,940,203	94
18	**DEFERRED ASSETS (NET)**	**375,197**	100	**468,815**	100
48	AMORTIZED OR REDEEMED EXPENSES	166,602	44	180,794	39
49	GOODWILL	208,595	56	288,021	61
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**4,258,737**	100	**4,522,689**	100
52	FOREING CURRENCY LIABILITIES	413,586	10	281,583	6
53	MEXICAN PESOS LIABILITIES	3,845,151	90	4,241,106	94
24	**STOCK MARKET LOANS**	**0**	100	**0**	100
54	COMMERCIAL PAPER		0		0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES		0		0
56	CURRENT MATURITIES OF BONDS		0		0
26	**OTHER CURRENT LIABILITIES**	**1,736,129**	100	**1,312,818**	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	1,736,129	100	1,312,818	100
27	**LONG-TERM LIABILITIES**	**0**	100	**0**	100
59	FOREING CURRENCY LIABILITIES	0	0		0
60	MEXICAN PESOS LIABILITIES	0	0		0
29	**STOCK MARKET LOANS**	**0**	100	**0**	100
61	BONDS		0		0
62	MEDIUM TERM NOTES		0		0
30	**OTHER LOANS**	**0**	100	**0**	100
63	OTHER LOANS WITH COST		0		0
64	OTHER LOANS WITHOUT COST		0		0
31	**DEFERRED LOANS**	**8,394,846**	100	**7,902,347**	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	7,763,984	92	7,013,199	89
67	OTHERS	630,862	8	889,148	11
32	**OTHER LIABILITIES**	**0**	100	**0**	100
68	RESERVES		0		0
69	OTHERS LIABILITIES		0		0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(673,027)**	100	**(694,201)**	100
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	4,300,486	639	4,300,486	619
71	INCOME FROM NON-MONETARY POSITION ASSETS	(4,973,513)	(739)	(4,994,687)	(719)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 4 YEAR: 2004
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	20,924,653	16,905,788
73	PENSIONS FUND AND SENIORITY PREMIUMS	3,852,421	3,458,320
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	22,416	23,785
76	WORKERS (*)	22,175	23,808
77	CIRCULATION SHARES (*)	3,251,759,632	3,251,759,632
78	REPURCHASED SHARES (*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 4 YEAR: 2004
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2004 AND 2003
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**44,813,803**	100	**42,554,421**	100
2	COST OF SALES	19,572,819	44	18,826,901	44
3	**GROSS INCOME**	**25,240,984**	**56**	**23,727,520**	**56**
4	OPERATING EXPENSES	12,091,391	27	12,297,299	29
5	**OPERATING INCOME**	**13,149,593**	**29**	**11,430,221**	**27**
6	TOTAL FINANCING COST	(192,546)	0	(325,356)	(1)
7	**INCOME AFTER FINANCING COST**	**13,342,139**	**30**	**11,755,577**	**28**
8	OTHER FINANCIAL OPERATIONS	(192,891)	0	(422,863)	(1)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**13,535,030**	**30**	**12,178,440**	**29**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	5,428,580	12	5,514,730	13
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**8,106,450**	**18**	**6,663,710**	**16**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION**	**8,106,450**	**18**	**6,663,710**	**16**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**8,106,450**	**18**	**6,663,710**	**16**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**8,106,450**	**18**	**6,663,710**	**16**
19	NET INCOME OF MINORITY INTEREST	1,923,542	4	1,596,854	4
20	**NET INCOME OF MAJORITY INTEREST**	**6,182,908**	**14**	**5,066,856**	**12**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 4 YEAR: **2004**
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**44,813,803**	**100**	**42,554,421**	**100**
21	DOMESTIC	32,101,713	72	31,190,776	73
22	FOREIGN	12,712,090	28	11,363,645	27
23	TRANSLATED INTO DOLLARS (***)	1,094,162	2	981,456	2
6	**TOTAL FINANCING COST**	**(192,546)**	**100**	**(325,356)**	**100**
24	INTEREST PAID	132	0	45	0
25	EXCHANGE LOSSES	118,562	62	140,007	43
26	INTEREST EARNED	961,078	499	708,845	218
27	EXCHANGE PROFITS	115,628	60	231,708	71
28	GAIN DUE TO MONETARY POSITION	765,466	398	475,145	146
8	**OTHER FINANCIAL OPERATIONS**	**(192,891)**	**100**	**(422,863)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(192,891)	(100)	(422,863)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**5,428,580**	**100**	**5,514,730**	**100**
32	INCOME TAX	4,369,381	80	4,369,832	79
33	DEFERED INCOME TAX	(434,567)	(8)	107,519	2
34	WORKERS' PROFIT SHARING	1,202,390	22	1,037,379	19
35	DEFERED WORKERS' PROFIT SHARING	291,376	5	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 4 YEAR: 2004

GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	48,930,052	45,929,147
37	NET INCOME OF THE YEAR	5,015,362	5,428,264
38	NET SALES (**)	44,813,803	42,554,421
39	OPERATION INCOME (**)	13,149,593	11,430,221
40	NET INCOME OF MAYORITY INTEREST(**)	6,182,908	5,066,856
41	NET CONSOLIDATED INCOME (**)	8,106,450	6,663,710

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE GMODELO **QUARTER 4** **YEAR 2004**
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM OCTOBER THE 1ST TO DECEMBER 31 OF 2004 AND 2003
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**10,994,036**	**100**	**10,924,960**	**100**
2	COST OF SALES	4,702,250	43	4,819,142	44
3	**GROSS INCOME**	**6,291,786**	**57**	**6,105,818**	**56**
4	OPERATING EXPENSES	3,162,217	29	3,390,299	31
5	**OPERATING INCOME**	**3,129,569**	**28**	**2,715,519**	**25**
6	TOTAL FINANCING COST	-4,765	0	21,105	0
7	**INCOME AFTER FINANCING COST**	**3,134,334**	**29**	**2,694,414**	**25**
8	OTHER FIANCIAL OPERATIONS	247,071	2	-88,330	-1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**2,887,263**	**26**	**2,782,744**	**25**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	684,228	6	1,237,039	11
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**2,203,035**	**20**	**1,545,705**	**14**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATION**	**2,203,035**	**20**	**1,545,705**	**14**
14	INCOME OF DISCONTINOUS OPERATION	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**2,203,035**	**20**	**1,545,705**	**14**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET COSOLIDATED INCOME**	**2,203,035**	**20**	**1,545,705**	**14**
19	NET INCOME OF MINORITY INTEREST	522,927	5	374,385	3
20	**NET INCOME OF MAJORITY INTEREST**	**1,680,108**	**15**	**1,171,320**	**11**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE GMODELO **QUARTER 4** **YEAR 2004**
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**10,994,036**	100	**10,924,960**	100
21	DOMESTIC	8,343,460	76	8,097,873	74
22	FOREIGN	2,650,576	24	2,827,087	26
23	TRANSLATED INTO DOLLARS (***)	231,323	2	237,044	2
6	**TOTAL FINANCING COST**	**-4,765**	100	**21,105**	100
24	INTREST PAID	64	1	9	0
25	EXCHANGE LOSSES	31,322	657	33,859	160
26	INTEREST EARNED	319,992	6715	164,457	779
27	EXCHANGE PROFITS	27,333	574	70,004	332
28	GAIN DUE TO MONETARY POSITION	311,174	6530	221,698	1050
8	**OTHER FIANCIAL OPERATIONS**	**247,071**	100	**-88,330**	100
29	OTHER NET EXPENSES (INCOME) NET	247,071	100	-88,330	-100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**684,228**	100	**1,237,039**	100
32	INCOME TAX	442,745	65	977,663	79
33	DEFERED INCOME TAX	-275,114	-40	32,158	3
34	WORKERS' PROFIT SHARING	225,221	33	227,218	18
35	DEFERED WORKERS' PROFIT SHARING	291,376	43	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 4 YEAR: **2004**
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2004 AND 2003
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**8,106,450**	**6,663,710**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	2,969,421	1,916,479
3	***CASH FLOW FROM NET INCOME OF THE YEAR***	**11,075,871**	**8,580,189**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(928,445)	(739,290)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**10,147,426**	**7,840,899**
6	CASH FLOW FROM EXTERNAL FINANCING	1,434,196	(246,821)
7	CASH FLOW FROM INTERNAL FINANCING	(3,831,259)	(2,581,112)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(2,397,063)**	**(2,827,933)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(4,662,387)**	**(3,444,122)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	3,087,976	1,568,844
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	12,761,541	11,180,081
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	15,849,517	12,748,925

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE GMODELO QUARTER 4 YEAR 2004
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**2,969,421**	**1,916,479**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	2,114,721	2,051,299
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	82,279	(269,262)
40	+ (-) ITEMS ADDED TO INCOME WICH DO NOT REQUIRE USING CASH	772,421	134,442
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(928,445)**	**(739,290)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(380,304)	(424,061)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(351,107)	131,286
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	96,020	(474,736)
21	+ (-) DECREASE (INCREASE) IN SUPPLIER ACCOUNT	297,947	(46,188)
22	+ (-) DECREASE (INCREASE) IN OTHER LIABILITIES	(591,001)	74,409
6	**CASH FLOW FROM EXERNAL FINANCING**	**1,434,196**	**(246,821)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	1,434,196	(246,821)
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(3,831,259)**	**(2,581,112)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	0
31	(-) DIVIDENDS PAID	(3,831,259)	(2,581,112)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(4,662,387)**	**(3,444,122)**
34	+ (-) INCREASE (DECREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(152,777)	(1,742)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(3,808,151)	(2,115,467)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(492,511)	(975,865)
37	+ SALE OF OTHER PERMNENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(208,948)	(351,048)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE GMODELO QUARTER 4 YEAR 2004
GRUPO MODELO, S.A. DE C.V.

RATIOS
CONSOLIDATED

JUDGED INFORMATION Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PRESENT FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	18.09%	15.66%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	13.23%	12.13%
3	NET INCOME TO TOTAL ASSETS (**)	11.03%	9.89%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	56.56%	35.58%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	-9.44 %	-7.13 %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	0.61 times	0.63 times
7	NET SALES TO FIXED ASSETS (**)	1.05 times	1.05 times
8	INVENTORIES ROTATION (**)	3.55 times	3.71 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	9 days	9 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00%	0.00%
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	17.22%	18.44%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.21 times	0.23 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	3.27%	2.27% times
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00%	0.00%
15	OPERATING INCOME TO INTEREST PAID	99,618.13 times	254,004.91 times
16	NET SALES TO TOTAL LIABILITIES (**)	3.54 times	3.42 times
	LIQUIDITY		
17	CURREENT ASSETS TO CURRENT LIABILITIES	5.91 times	4.74 times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	4.62 times	3.62 times
19	CURRENT ASSETS TO TOTAL LIABILITIES	1.99 times	1.72 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	372.16%	281.89%
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	24.72%	20.16%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	-2.07%	-1.74 %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	76,874.44 times	174,242.20 times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	-59.83%	8.73%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN GINANCING	159.83%	91.27%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	81.68%	61.42%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE GMODELO QUARTER 4 YEAR 2004
GRUPO MODELO, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

JUDGED INFORMATION Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PRESENT FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.90	$ 1.56
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUITED PROFIT PER ORDINARY SHARE (**)	$ 1.90	$ 1.56
4	CONTINUOUS OPERATIONG PROFIT PER COMUN SHARE(**)	$ 2.49	$ 2.05
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 14.37	$ 12.85
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.88	$ 0.58
10	DIVIDEND IN SHARES PER SHARE	0 shares	.00 shares
11	MARKET PRICE TO CARRYING VALUE	2.13 times	2.21 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINAY SHARE (**)	16.12 times	18.26 times
13	MARKET PRICE TO BASIC PROFIT PREFERENT SHARE (**)	.00 times	0.00 times

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTH

FINANCIAL STATEMENTS NOTES (1)

JUDGED INFORMATION **CONSOLIDATED**
Final Printing

THE COMPANY DOES NOT HAVE CREDITS OR INVESTMENTS IN UDIS (UNIDADES DE INVERSION = INVESTMENT UNITS), AND THEREFORE WITH THIS COMMENT THE COMUNICATION DATED DECEMBER 27, 1999, IS COMPLIED WITH.

TO ACCURATELY COMPARE THE 2004 BALANCE SHEET VERSUS 2003, THE FIGURES AS OF 2003 HAVE BEEN RESTRUCTURATED IN THE FOLLOWING REFERENCES:

-S-9 "ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)", WAS INCREASED IN $813,328, DECREASING SUCH AMOUNT FROM THE PAYMENTS IN ADVANCE INCLUDED IN THE REF. S-7.

-S-12 "PROPERTY, PLANT AND EQUIPMENT" WAS INCREASED IN $239,419, REDUCING SUCH AMOUNT FROM REF. S-48 "THE AMORTIZED OR REDEEMED EXPENSES".

THE EFFECT OF THE DEFERRED TAX ON SHAREHOLDERS' EQUITY OF THE MAJORITY INTEREST WAS INCLUDED IN THE ACCUMULATED PROFITS ACCOUNT WITH REFERENCE S-42 FOR AN AMOUNT OF PS. $4,905,614, THIS BASED ON THE PROVISION OF BULLETIN D-4, INDICATING THAT THE INITIAL EFFECT OF THE APPLICATION OF THIS PRINCIPLE IS PRESENTED IN ONLY ONE ACCOUNT. THIS LINE WAS USED, SINCE IN THE SIFIC THERE IS NO REFERENCE IN WHICH WE CAN SHOW SAID EFFECT.

DURING THE FOURTH QUARTER, AS A RESULT OF THE GROUP'S RESTRUCTURE, EXPENDITURES OF $121,836 WERE RECLASSIFIED AS FOLLOWS:

REFERENCE		ACCUMULATED AMMOUNT AS OF THE THIRD QUARTER
FROM:	TO:	
R-2 COST OF SALES	R-29 OTHER NET EXPENSES	$ 20,893
R-4 OPERATING EXPENSES	R-29 OTHER NET EXPENSES	$ 100,943

REFERENCE R-37 "TAX RESULT FOR THE PERIOD" CORRESPONDS TO THAT OF GRUPO MODELO, DETERMINED ON THE BASIS OF THE TAX CONSOLIDATION REGIME.

THE CONTRIBUTIONS MADE TO PENSION PLANS AND THE EFFECT OF THE RESTRUCTURING OF THE MINORITY INTEREST CAPITAL ARE INCLUDED IN REFERENCE C-26 "OTHER FINANCING" THIS IS BECAUSE IN REFERENCE C-7 "FLOW FROM OWN FINANCING" THERE IS NO ITEM THAT ALLOWS TO INCLUDE THOSE CONCEPTS.

REFERENCE C-31 COLUMN INCLUDES THE PAYMENT OF DIVIDENS IN THE FOLLOWING MANNER:

		2004	2003
MAJORITY SHAREHOLDERS	PS.	2,866,051	1,896,527
MINORITY SHAREHOLDERS		965,208	684,585
TOTAL (FERERENCE C-31)		3,831,259	2,581,112
		=======	=======

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

DIRECTOR REPORT (1)
ANNEX 1

JUDGED INFORMATION

Final Printing

MEXICO CITY, FEBRUARY 24TH, 2005. NET SALES DURING 2004 POSTED AN INCREASE OF 5.3%. THIS RESULT IS MAINLY DUE TO THE INCREASES OF 1.6% AND 11.9% IN THE DOMESTIC AND EXPORTS SALES, RESPECTIVELY. DURING 2004 TOTAL BEER VOLUME GREW 2.1% COMPARED TO THE SAME PERIOD OF THE PREVIOUS YEAR, REACHING 42.8 MILLION HECTOLITER. DOMESTIC SALES INCREASED 1.6% WHILE EXPORTS WERE UP 3.5%.

BEER VOLUME SOLD IN THE EXPORT MARKET REPRESENTS 28.6% OF TOTAL SALES. THE US IS THE MAIN EXPORT MARKET AND GRUPO MODELO'S BRAND PORTFOLIO HAS A MARKET SHARE OF 34.9% IN THE IMPORT SEGMENT. CORONA EXTRA'S PERFORMANCE STANDS OUT AS ITS GROWTH WAS IN LINE WITH THE ONE ACHIEVED BY THE TOP 10 BEST SELLING IMPORT BRANDS IN THAT MARKET. MOREOVER, MODELO ESPECIAL IS NOW THE SIXTH BRAND IN THE SEGMENT, BEING THE ONLY BRAND WHICH GREW AT A DOUBLE DIGIT PACE AMONG THE TOP 10 MOST IMPORTANT. OUR VOLUME IN CANADA GREW 11.4%, CONFIRMING OUR LEADERSHIP IN THE IMPORT CATEGORY. IN EUROPE, GRUPO MODELO IS THE LEADER IN THE SEGMENT OF NON EUROPEAN BOTTLED BEER, ACHIEVING A DOUBLE DIGIT GROWTH RATE DURING THE YEAR.

THE OPERATING PROFIT RECORDED A 15.0% GROWTH COMPARED TO THE SAME PERIOD OF 2003, AMOUNTING 13,150 MILLION PESOS. CONSEQUENTLY, THE OPERATING MARGIN REACHED A HISTORICAL RECORD LEVEL AT 29.3%, EXPANDING 240 BASIS POINTS VERSUS LAST YEAR. IN 2004, THE EBITDA (OPERATING PROFIT + DEPRECIATION - EQUITY INCOME OF ASSOCIATES INCLUDED IN COGS) WAS 14,921 MILLION PESOS, FIGURE 13.7% HIGHER THAN 2003. NET MAJORITY INCOME WAS 22.0% HIGHER THAN THE PREVIOUS YEAR, DRIVING THE IMPROVEMENT OF 190 BASIS POINTS IN THE NET MARGIN THAT REACHED 13.8%. ON ACCUMULATED BASIS, GRUPO MODELO'S EARNINGS PER SHARE STOOD AT 1.90 PESOS, FIGURE THAT COMPARES POSITIVELY WITH 1.56 PESOS OBTAINED IN 2003.

AS OF YEAR END, GRUPO MODELO'S CASH AND MARKETABLE SECURITIES REPRESENTED 21.6% OF TOTAL ASSETS. FURTHERMORE, TOTAL ASSETS EXPERIENCED A 9.0% GROWTH IN THE LAST TWELVE MONTHS. ON THE OTHER HAND, THE COMPANY'S SOLID FINANCIAL POSITION HAS BEEN MAINTAINED THROUGH A DEBT-FREE CAPITAL STRUCTURE AND SHORT-TERM OPERATIONAL LIABILITIES OF 4,259 MILLION PESOS. STOCKHOLDERS' EQUITY AMOUNTED TO 46,726 MILLION PESOS, REPRESENTING AN 11.9% INCREASE VERSUS 2003.

AS OF DECEMBER 2004, GRUPO MODELO INVESTED 4,301 MILLION PESOS WITH ITS OWN RESOURCES IN EXPANSION AND MODERNIZATION PROJECTS THROUGHOUT THE ORGANIZATION, 24.2% WAS ALLOCATED IN THE TUXTEPEC BREWERY, 51.3% IN BREWERIES AND OTHER FACILITIES AND 24.5% IN SALES. GRUPO MODELO'S CAPACITY UTILIZATION IN 2004 AVERAGED 82.4%. ON THE OTHER HAND, DURING THE YEAR, THE PLACES IN WHICH THE EQUIPMENT RELATED TO THE EXPANSION OF COMPAÑÍA CERVECERA DEL TRÓPICO WILL BE INSTALLED HAVE BEEN PREPARED. WE EXPECT TO CONCLUDE THE EXPANSION BY THE END OF NEXT YEAR. THEREFORE, THE CURRENT INSTALLED CAPACITY OF COMPAÑÍA CERVECERA DEL TRÓPICO IS EIGHT MILLION HECTOLITERS.

GRUPO MODELO, S.A. DE C.V. AND SUBSIDIARIES
SALES OF BEER IN MILLION HECTOLITERS
FIGURES AS OF DECEMBER 31ST, 2004 AND 2003

MARKET	2004	%	2003	%	VAR (%)
DOMEXTIC	30.588	71.4	30.100	71.8	1.6
EXPORT	12.232	28.6	11.824	28.2	3.5
TOTAL	42.820	100.0	41.924	100.0	2.1



DIRECTOR REPORT (1)
ANNEX 1

DURING THE FOURTH QUARTER, TOTAL BEER VOLUME INCREASED 1.6% COMPARED TO THE SAME PERIOD OF LAST YEAR. THIS FIGURE RESULTED FROM THE COMBINATION OF THE 5.7% GROWTH IN THE DOMESTIC VOLUME AND THE DECLINE OF 9.7% IN EXPORTS. NET SALES AMOUNTED TO 10,994 MILLION PESOS DURING THE QUARTER, WHICH REPRESENTS AN INCREASE OF 0.6% VERSUS THE SAME PERIOD OF LAST YEAR.

THE COST OF GOODS SOLD DECLINED 2.4% DURING THE QUARTER AS A RESULT OF THE SHIFT IN MIX AND THE EFFICIENT PRODUCTION ALLOCATION IN THE BREWERIES. THE COST REDUCTION ALLOWED THE GROSS PROFIT TO INCREASE 3.0%, REACHING 6,292 MILLION PESOS, WHICH REPRESENTED 57.2% OVER NET SALES.

THE RESTRUCTURE CARRIED OUT IN DISTRIBUTION AND LOGISTICS HAS TURNED OUT IN A LOWER NUMBER OF BUSINESS UNITS THAT COMPRISE THE DISTRIBUTION NETWORK AND IN A GREATER USE OF THE TRANSPORTATION UNITS WHICH DAY BY DAY VISIT THE POINTS OF SALE. THE SG&A EXPENSES WERE DOWN 6.7% DURING THE QUARTER, MAINLY REFLECTING A BETTER INFRASTRUCTURE USE OF REAL ESTATE AND VEHICLES, AS WELL AS A BETTER ALIGNMENT OF DISTRIBUTION ROUTES. THE OPERATING PROFIT TOTALED 3,130 MILLION PESOS, FIGURE 15.2% HIGHER THAN THAT REACHED IN THE 4Q03. THE OPERATING MARGIN REGISTERED A SOLID EXPANSION OF 360 BASIS POINTS, REACHING 28.5%.

THE NET MAJORITY INCOME REACHED 1,680 MILLION PESOS, GROWING 43.5% VERSUS LAST YEAR.

GRUPO MODELO, S.A. DE C.V. AND SUBSIDIARIES
SALES OF BEER IN MILLION HECTOLITERS

MARKET	4TH QUARTER	%	4TH QUARTER	%	VAR
DOMESTIC	8.278	76.2	7.828	73.2	5.7
EXPORT	2.584	23.8	2.860	26.8	-9.7
TOTAL	10.832	100.00	10.688	100.0	1.6

GRUPO MODELO, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004 AND 2003

(Amounts in thousands of constant Mexican pesos as of December 31, 2004)

1. INCORPORATION AND CORPORATE PURPOSE:

a) Grupo Modelo, S. A. de C. V. and Subsidiaries (Group) is mainly engaged in the production and sale of beer, which began in 1925.

b) The main activity of Grupo Modelo, S. A. de C. V. is holding 76.75% of the common stock of Diblo S.A. de C.V., whose business purpose is holding real estate and investing in shares of subsidiaries mainly involved in the production, distribution and sale of beer in Mexico and abroad. The most important companies, on the basis of their operations and stockholders' equity, are as follows:

Brewers:	Percentage of shareholding
Cervecería Modelo, S. A. de C. V.	100
Compañía Cervecera de Zacatecas, S. A. de C. V.	100
Compañía Cervecera del Trópico, S. A. de C. V.	100
Cervecería Modelo de Guadalajara, S. A. de C. V.	100
Cervecería Modelo del Noroeste, S. A. de C. V.	100
Cervecería Modelo de Torreón, S. A. de C. V.	100
Cervecería del Pacífico, S. A. de C. V.	100
Transformation of barley to malt:	
Cebadas y Maltas, S. A. de C. V.	100
Extractos y Maltas, S. A.	98
Machinery manufacturers:	

Inamex de Cerveza y Malta, S. A. de C. V.	100
Manufacturer of beer cans and crowns:	
Envases y Tapas Modelo, S. A. de C. V.	100

Agencies distributing beer and other products:	Percentage of shareholding
Las Cervezas Modelo en Pacífico, S.A. de C.V.	100
Las Cervezas Modelo del Noroeste, S.A. de C.V.	100
Las Cervezas Modelo en Morelos, S.A. de C.V.	100
Cerveza Corona de Guadalajara, S.A. de C.V.	100
Las Cervezas Modelo del Sureste, S.A. de C.V.	100
Las Cervezas Modelo en San Luis Potosí, S.A. de C.V.	100
Cervezas Modelo de La Laguna, S.A. de C.V.	100
Distribuidora de Cervezas Modelo en Chihuahua, S.A. de C.V.	100
Las Cervezas Modelo del Altiplano, S.A. de C.V.	100
Las Cervezas Modelo en Baja California, S.A. de C.V.	100
Las Cervezas Modelo en Guerrero, S.A. de C.V.	100
Mercantil Michoacana, S.A. de C.V.	100
Las Cervezas Modelo en Sonora, S.A. de C.V.	100
Las Cervezas Modelo del Centro, S.A. de C.V.	100
Las Cervezas Modelo del Occidente, S.A. de C.V.	100
Las Cervezas Modelo en Nuevo León, S.A. de C.V.	100
Distribuidora de Cervezas Modelo en el Norte, S.A. de C.V.	100
Promotora Comercial del Bajío, S.A. de C.V.	100
Distribuidora Modelo de Toluca, S.A. de C.V	100
La Corona en San Cristóbal S.A. de C.V.	100
Las Cervezas Modelo en Campeche S.A. de C.V.	100
Las Cervezas Modelo del Estado de México S.A. de C.V.	100
Company controlling distributors of beer and other products abroad:	
Procermex, Inc.	100

The Group is in the process of merging its distribution agencies in order to improve its operations.

2. ACCOUNTING POLICIES:

The main accounting policies applied by the Group in the preparation of these consolidated financial statements are in line with generally accepted accounting principles in Mexico. These accounting principles require that Group's Management makes estimates based on circumstances and apply certain assumptions in determining the valuation of some items included in the consolidated financial statements.

The Group's Management considers that the estimates and assumptions used at the date of issuance of the consolidated financial statements are reasonable, although these estimates and assumptions could differ from their final actual effect.

The main accounting policies are summarized as follows:

a) Consolidation - The Group prepares consolidated financial statements, which include the financial situation and the results of the companies in which Diblo, S.A. de C.V. has control and direct or indirect participation of more than 50% of the common stock; significant intercompany operations have been eliminated in consolidation.

b) Basis for preparation - The consolidated financial statements of the Group include the effects of inflation on the financial information, as required by Statement B-10 and the amendments there-off, issued by the Mexican Institute of Public Accountants (MIPA).

c) Comparability - The figures shown in the consolidated financial statements and its notes thereto are stated consistently in Mexican pesos at the purchasing power of December 31, 2004, by applying factors derived from the National Consumer Price Index (NCPI).

d) Translation of the financial information of subsidiaries located abroad - Translation of the financial information of the subsidiaries abroad to Mexican pesos, required for consolidation, was conducted in accordance with the guidelines of Statement B-15 "Transactions in Foreign Currency and Translation of the Financial Statements of Operations Abroad", issued by MIPA, through the method of integrated foreign operations. The purchase exchange rate of $11.00 ($11.17 in 2003) per U.S. dollar, was used in translating monetary items; non-monetary items and the income statement were translated into Mexican pesos at the exchange rates prevailing on the dates on which the transactions that originated them were carried out. The effects derived from this translation are shown in the integral result from financing.



e) Marketable securities - The market securities correspond to financial securities related to the business purpose and financial securities available for sale and are valued at their fair value, which is similar to their market value. The fair value is the amount of money used to change a financial asset to liquidate a financial liability among interested and willing parties, in a free market transaction.

f) Derivative financial instruments - Investments in derivative financial instruments held for trading or to hedge the risk of adverse movements in consumables are recognized as assets and liabilities at their fair value. Realized and unrealized gains or losses on those instruments are recorded in income (see Note 14).

g) Inventories - These items were initially recorded at acquisition cost using the last-in, first-out method, subsecuently they are restated using the replacement or manufacturing costs method. Such restatement does not exceed market value.

h) Cost of sales - Restatement of this account was carried out based on the restated value of inventories.

i) Investments in shares of associates and non-consolidated subsidiaries - Permanent investments in shares are recorded at acquisition cost and are valued by applying the equity method. The participation in the profits of associated companies which, manufacture items neccesary for the production of beer, is shown in the income statement reducing the cost of sales.

j) Property, plant and equipment - These items are recorded at acquisition cost, and are restated by applying the inflation factors derived from the NCPI, to the net replacement value determined by independent expert appraisers at December 31, 1996, and in accordance with their acquisition date, in the case of subsequent purchases to that date.

k) Construction in progress and advances to suppliers - These items are recorded at the value at which the expenditures are made, and are restated though the application of the inflation factors derived from the NCPI, according to the ageing of the expenditure.

l) Depreciation - This item was calculated based on the restated values of property, plant and equipment, taking as a base, the probable useful life as determined by independent appraisers; as for the 1997 acquisition, the useful lives are determined by the technical department of the Group.

m) Goodwill and unamortized expenses – Goodwill is determined by comparing the purchase value of permanent investments in shares and the book value of those shares, and installation and organization expenses are recorded at their acquisition cost. These items are restated, applying factors derived from the NCPI, as per the ageing of expenditures. Licenses and permits are recorded at their acquisition cost, which, at the date of the consolidated financial statements, is similar to their market value.

n) Amortization – The original amount and restatement of installation and organization expenses are amortized by the straight-line method on the final balance of each period. The rate used for accounting purposes is 10%, except goodwill, which is amortized in the period in which the Group estimates the investment will be recovered. The practice of amortizing investments in licenses and permits is based on the straight-line method on the final balance of the period, at the rate of 5%.

o) Long-lived assets - The dispositions of the Statement C-15 "Impairment of the value of the long-lived assets and their disposal" issued by MIPA, went into effect on January 1, 2004. That statement establishes, among other issues, the general criteria for identification and, if applicable, recording of the impairment losses or the decrease in the value of long-lived tangible and intangible assets, including goodwill. Additionally, it establishes concepts such as the net sales price and fair value for the valuation of long-lived assets. The Group's Management has carried out a study to determine the fair value in their long-lived assets, the result of this study determined that there is not a relevant impairment effect that modifies the value its assets.

p) Foreign currencies - The assets and liabilities that represent rights and obligations receivable or payable in foreign currency, are translated to Mexican pesos at the exchange rate in effect on the transaction date (see Note 12). Balances at end of the period are valued at the rate of exchange in effect at the end of the year, and the resulting differences are recorded directly in the income statement, forming part of the integral result from financing.

q) Labor obligations upon retirement - Labor obligations for projected benefits, as well as unamortized items, and the net cost for the period regarding seniority premiums and pension plans were determined under the unitary cost method by independent actuaries, and are recorded in accordance with the guidelines established in Statement D-3, "Labor Obligations", issued by the MIPA. Contributions to the trusts that handle the plan assets are determined on the same basis as in prior years and correspond to the pension plans approved by the Mexican Tax Authorities.

r) Severance pay - These payments are charged to the income statement in the year in which they are made.

s) Deferred income tax and employees' profit sharing - In recognizing deferred income tax, the Group uses the method of comprehensive assets and liabilities, which consists of determining the afore mentioned tax by applying the income tax rate corresponding to temporary differences between the accounting and fiscal values of assets and liabilities at the date of the consolidated financial statements. As for deferred employees' profit sharing there are no temporary differences between accounting result and tax base applicable in employees' profit sharing, determination which could give rise to a significant deferred asset or liability. However, fiscal dispositions that will be effective on January, 2005, have motivated that the Group records a deferred employees' profit sharing liability for $291,376, against income statement of the year (See Note 10f).

t) Restatement of stockholders' equity - This account is restated by applying inflation factors derived from the NCPI, according to their ageing or contribution date. The effects of that restatement are presented in the consolidated financial statements, in each of the accounts that gave rise to them.

u) Insufficiency in the restatement of stockholders' equity - The balance of this account is represented by the algebraic sum of the items "Result from holding non-monetary assets" and "Accumulated equity monetary result" which are described below:

Result from holding non-monetary assets - This item represents the change in the value of non-monetary assets due to causes other than inflation. It is determined only when the specific cost method is used, since these costs are compared with restatements determined through the NCPI. If the specific costs are higher than the indexes, there will be a gain from said holding; otherwise, a loss will occur. The result from holding non-monetary assets generated at 1996, due to the restatement of fixed assets, is restated as the other stockholders' equity accounts.

Accumulated equity monetary result - This item is the result originated in the initial restatement of the financial statement figures.

v) Result from monetary position - This account represents the effect of inflation on monetary assets and liabilities, even though they continue to have the same nominal value. When monetary assets exceed monetary liabilities, a monetary position loss is generated, since when use of these is made, an amount equal to the nominal value will be at the Group's disposal, but with a lower purchasing power. When liabilities are greater, a gain will be obtained, since they are settled with money of lower purchasing power. Those effects are charged or credited to income, forming part of the integral result from financing.



w) Comprehensive income - Statement B-4 "Comprehensive Income" requires that items making up the gained equity during the period be shown in the statement of changes in stockholders' equity, under the item of comprehensive income.

x) Earnings per share - Earnings per share attributable to the majority interest, were calculated based on the average of common outstanding shares.

y) Some Balance sheet items of the year 2003, has been reclassified in order to be properly presented and comparable with 2004 figures. Items that were reclassified are:

- Long term accounts and notes receivable were increased by $813,328 decreasing prepaid expenses.

- Property, plant and equipment were increased by $239,419, decreasing goodwill and unamortized expenses.

3. ACCOUNTS AND NOTES RECEIVABLE:

The balance of this account is made up as follows:

Item	2004	2003
Trade accounts receivable	$2,703,296	$2,546,909
Sundry debtors	243,507	97,289
Sellers	51,377	67,658
	2,998,180	2,711,856
Less - Allowance for doubtful accounts	(358,486)	(310,910)
	2,639,694	2,400,946
Recoverable taxes	280,771	131,867
Non-consolidated related companies (see Note 11)	33,996	28,487
Officers and employees	32,416	29,089
	2,986,877	2,590,389
Less - Short-term accounts and notes receivable	(1,929,355)	(1,625,000)
Long- Term accounts and notes receivable	$1,057,522	$ 965,389

4. INVENTORIES:

The balance of this account is made up as follows:

Item	2004	2003
Containers and packaging	$1,743,142	$1,888,352
Raw materials	1,677,874	1,215,415
Finished goods and work in process	1,044,088	975,425
Spare parts and accessories	615,619	591,218
Merchandise in transit and advances to suppliers	494,069	479,955
Advertising articles	103,141	115,311
	5,677,933	5,265,676
Less- Allowance for slow-moving inventories	(163,813)	(196,949)
	$5,514,120	$5,068,727

5. INVESTMENT IN SHARES OF ASSOCIATES AND NON-CONSOLIDATED SUBSIDIARIES:

a) The balance of this account is made up as follows:

Companies	Percentage of shares composing the capital stock	2004	2003
Dirección de Fábricas, S. A. de C. V. (holding company of glass container manufacturing companies)	41	$2,415,397	$2,503,961
Gondi, S. A. de C. V.	7	190,239	200,113
Foreign investments (1)	40-81	127,407	121,356
Extractos y Maltas, S. A. (2)	26 in 2003		112,478
		2,733,043	2,937,908
Others		43,469	49,666
		2,776,512	2,987,574
Less - Allowance for decline in book value		(67,502)	(75,778)

$2,709,010	$2,911,796

(1) The figures shown in the consolidated financial statements do not include the financial position of Seeger Industrial, S.A., an investment grouped in foreign investments item, as the accounting policies followed by this subsidiary differ from those of the other companies comprising the Group. The investment in this subsidiary represents less than 0.02% (0.03% in 2003) of consolidated assets.

(2) On October 2004, the Group acquired 72% of Extractos y Maltas, S. A. voting right shares. Due to this, since November of the same year, figures of that subsidiary have been incorporated to the consolidation process.

b) The amount of the investment in shares of associates and non-consolidated subsidiaries includes the shareholding in the results of those entities amounting to $343,607 ($359,777 in 2003) of profit.

6. PROPERTY, PLANT AND EQUIPMENT, NET:

a) The balance of this account is made up as follows:

	2004			2003
Item	Net historical cost	Net restatement	Net total value	Net total value
Land	$ 1,231,046	$ 3,077,850	$ 4,308,896	$ 4,214,132
Machinery and equipment	10,714,899	7,072,370	17,787,269	15,595,421
Transportation equipment	1,848,645	505,392	2,354,037	2,516,166
Buildings and other structures	4,879,988	6,224,579	11,104,567	10,357,493
Computer equipment	317,483	23,179	340,662	273,570
Furniture and other equipment	408,658	122,111	530,769	511,581
Antipollution equipment	426,150	252,860	679,010	700,798
Construction in progress and advances to suppliers	5,309,922	376,831	5,686,753	6,187,768
	$25,136,791	$17,655,172	$42,791,963	$40,356,929

Depreciation for the year amounted to $2,054,125 ($1,953,841 in 2003).



b) The Group's Management estimates that completion of works in process and advances to suppliers will require an additional investment of approximately $5,938,000 ($4,944,843 in 2003), to be applied to the construction of warehouses, offices and the acquisition and installation of new production lines and the expansion of factory production capacity. This work is to be completed during the exercise of 2005 and 2006.

7. CONTINGENCIES AND COMMITMENTS:

a) The Group has a pension and seniority premium plan to cover obligations established by its labor contracts and the Mexican Federal Labor Law. These compensations are claimed only after having worked a certain number of years.

- As of the date of the consolidated financial statements the amount of the accrued liability for labor obligations upon retirement of the personnel is analyzed as follows:

Description	2004	2003
Obligations for current benefits	$4,658,260	$4,568,509
Additional amount for projected benefits	396,175	383,135
Obligations for projected benefits	5,054,435	4,951,644
Plan assets (trust fund)	(3,827,831)	(3,509,170)
	1,226,604	1,442,474
Items to be amortized over a period of 16 to 22 years:		
For adjustments to variances	(1,555,467)	(1,605,159)
For past services	(500,099)	(527,577)
Projected net assets	(828,962)	(690,262)
Additional liability made of:		
Intangible assets	480,303	538,044
Adjustment to capital	979,521	1,041,366
Accrued liability	$ 630,862	$ 889,148

- The intangible assets and the adjustment to capital are created for those subsidiaries in which the trust funds and the net current liability are less than the obligations for current benefits.

- Contributions to the trusts that manage the plan assets in the period amounted to $458,495 ($379,978 in 2003). During the period payments made by the trusts to beneficiaries amounted to $198,874 ($153,304 in 2003).

- The net cost for the period amounted to $353,302 ($293,694 in 2003), and was determined in the same manner as projected benefits obligations at an estimated real rate of return of 5%, and on average increase in salaries of 1.5% in both periods.

- The tax provisions related to pension plan and retirement funds stipulate that investments in securities issued by the Company itself or by related parties must not exceed 10% of the overall reserve for these funds, provided the securities in question are approved by the National Banking and Securities Commission. Should this percentage exceed the limit, there is a term expiring December 31, 2006 in which to adjust the percentage in compliance with the aforementioned 10% limit.

b) There is an unmeasured liability for the severance payments that would have to be paid to personnel, in the cases provided for in the Mexican Federal Labor Law and the collective labor contract. During the period severance payments have been made for $267,171 ($150,120 in 2003); $201,273 of this amount was presented in other income net, corresponding to the Group restructuring severances.

c) Groups' Management recorded a reserve of $185,759 in order to support expenses from its restructuring group plan, which is estimated to be carried out by late April, 2005. It mainly involves mergers among Agencies. Expenses derived from this plan will be charged through out 2005.

d) There are lawsuits filed before the authorities for different reasons. In the opinion of the Group's officers and lawyers, these matters will be resolved favorably. In any case, the result of the lawsuits will not substantially affect the consolidated financial situation nor the consolidated results of its operations.

e) As of the date of the consolidated financial statements, there are purchasing commitments for the purchase of inventories, machinery and equipment in the amount of 164 millions of U.S. dollars (106.020 millions of U.S. dollars in 2003) approxemately.

f) In 2000 and 2001, straight-leasing agreements were signed for air transportation equipment, establishing mandatory terms of 10 and 7 years and monthly rent of 170,000 U.S. dollars and 24,000 U.S. dollars, respectively.

8. COMMON STOCK:

a) As of December 31, 2004 and 2003, common stock is comprised of 3,251,759,632 shares, with no par value, divided as follows:

Description	Amount
Fixed capital:	
Series A Class I shares - Without withdrawal rights, represented by 1,459,389,728 fully subscribed and paid-in common voting shares; these shares must always represent 56.10% of the total shares of the common stock with voting rights; and may be acquired directly or indirectly only by Mexican individuals or corporations (historical value)	$ 785,996
Variable capital:	
Series B Class II shares - Represented by 1,142,017,984 fully subscribed and paid-in common voting shares, which in no case may represent more than 43.90% of the total voting shares of the common stock, and will be subject to no subscription limitations (historical value)	1,085,855
Series C Class II shares - Represented by 650,351,920 fully subscribed and paid-in nonvoting shares; which in no case may represent more than 20% of the common stock (historical value)	967,801
	2,839,652
Effect of restatement	11,840,332
	$14,679,984

b) Composition of updating of some shareholder's equity accounts:

ITEM	NET HISTORICAL COST	NET RESTATEMENT	NET RESTATEMENT

CAPITAL	2,839,652	11,840,332	14,679,984
SHARE PREMIUM	193,388	784,265	977,653
ACCUMULATED PROFITS:			
LEGAL RESERVE	1,306,623	519,536	1,826,159
RESERVE FOR ACQUISITON OF OWN SHARES	150,000	467,520	617,520
TO BE APPLIED	18,779,717	9,987,187	28,766,904
PROFIT FOR THE PERIOD	6,024,869	158,039	6,182,905
TOTAL	$ 29,294,249	$ 23,756,879	$ 53,051,128

9. COMPREHENSIVE INCOME:

Grupo's comprehensive income for the year is made up as follows:

Description	2004	2003
Profit for the year	$8,106,450	$6,663,710
Adjustment to capital for labor obligations upon retirement	18,061	(287,863)
Result from holding non-monetary assets	25,020	(154,500)
Comprehensive income	$8,149,531	$6,221,347

10. INCOME TAX, ASSET TAX, EMPLOYEES' PROFIT SHARING AND RESTRICTIONS ON PROFITS:

a) The income tax and asset tax provision as of December 31 is made up as follows:

Item:	2004	2003
Income tax incurred	$4,333,493	$4,347,444
Asset tax	35,888	22,388
Deferred income tax	(434,567)	107,519
	$3,934,814	$4,477,351

b) As a result of the ammendments to the Income Tax Law made in 2001 and in effect since January 1, 2002, the income tax rate has been reduced annually since 2003 so that it will reach the nominal rate of 32% in 2005. Subsequently, on January 1, 2005, new amendments were

made to Income Tax Law regarding the annual reduction of the tax rate until it reaches the nominal rate of 28%, in 2007. The income tax caused in the period was determined applying the rate from 33% to the fiscal result, (34% in 2003). The rate used to calculate deferred income tax was 28% (32% in 2003). This change in rate resulted in a liability reduction of $969,988, that increased stockholders' equity.

c) Deferred taxes and employee's profit sharing – The main temporary items giving rise to this liability at the date of these consolidated financial statements are analyzed as follows:

Item:	2004	2003
Fixed assets and other assets	$5,408,775	$5,746,035
Inventories	1,437,765	1,385,092
Labor obligations upon retirement	249,428	220,902
Others	478,166	(214,329)
Subtotal	7,574,134	7,137,700
Tax credits corresponding to:		
Asset tax recoverable	(92,993)	(104,099)
Tax losses	(8,533)	(20,402)
Total deferred tax liability	7,472,608	7,013,199
Deferred employees' profit sharing	291,376	
Total deferred tax and employees' sharing	$7,763,984	$7,013,199

d) At the date of the consolidated balance sheet, there are tax losses that will affect the consolidated tax result by $26,809 ($47,768 in 2003), that can be amortized against future tax profits, after restatement. In this year, prior years' tax losses in the amount of $11,573 ($11,176 in 2003), at historical values, have been amortized.

e) Asset tax is calculated by applying the rate of 1.8% over the net amount of certain assets and liabilities and is paid only when asset tax exceeds income tax of the year.

f) Employee's profit sharing is calculated by applying the rate of 10% over the amount determined in accordance with the special rules set forth in the Income Tax Law.

Fiscal regulations in effect since January 2005, establish that the contributors could decide whether to consider the inventory stock as a taxable income as of December 31, 2004, approvising them to follow the first-in, first-out method, or not to deduct the final inventory balance at the date mentioned, when it will be consumed or sold. For this reason, the Group has recorded a deferred employees' profit sharing liability against income of the year for $291,376.

Employee's profit sharing provision as of December 31, is made up as follows:

Item	2004	2003
Current employees' profit sharing	$1,202,390	$1,037,379
Deferred employees' profit sharing	291,376	
	$1,493,766	$1,037,379

g) At the date of the consolidated financial statements, there is asset tax in the amount of $211,088, ($191,257 in 2003) which can be refunded in the following ten years, after restatement, provided income tax exceeds asset tax in any of those periods.

- Certain companies incurred no income tax, and therefore, the asset tax for the year is considered as an account receivable for those companies when there is certainty that said amount can be credited against income tax in future periods; this is shown in the consolidated balance sheet, together with deferred tax, as provided for in Statement D-4 by $92,993 ($104,099 in 2003).

- Asset tax incurred by the controlled companies, where there is no certainty that the tax can be recovered and it exceeds income tax, was charged directly to results for the period, and amounted to $35,888 ($22,388 in 2003).

h) Grupo Modelo S.A. de C.V., together with its direct and indirect subsidiaries, is authorized to determine income tax as per the tax consolidation regime, as specified in the Income Tax Law. The main points of the consolidated tax result are as follows:

- The consolidation percentage of shareholding in subsidiaries is determined by multiplying the real participation of the controlling company in the controlled companies by a factor of 0.60. Controlled companies' unamortized prior years' tax losses included in the determination of the consolidated tax result before the year 1998, and which are to be

amortized against tax profits generated in the year, are considered at the shareholding percentage. Fiscal disposition in effect January 1st, 2005, stablish that the tax result of each controlled company will be multiply by percentage of direct or indirect shareholding

- Until 2004 the consolidated tax result of, must be, multiplied by a factor of 0.60.

- Those companies, in which the direct or indirect participation through another controlled company does not exceed 50%, must not be included in the consolidation process.

- Tax losses of the controlling or controlled companies arising on an individual basis may not be amortized under current tax dispositions, but must be added to the consolidated profit from the consolidated tax result of the period in which the right is lost.

i) In the event of capital distribution (in cash or assets), retained earnings are subject to income tax payable by the company which is considered to be a final payment, on the basis of the following:

- Dividends paid out from the Net Tax Income Account (CUFIN) are not subject to income tax. Any amount paid in excess is subject to 33% income tax in 2004 on the result of multiplying the dividend paid by the factor of 1.4925; the corresponding tax may be credited against the company's income tax determined in the current year or over the following two years. Dividends paid are not subject to any withholding tax.

- Dividends arising from the Net Reinvested Tax Income Account (CUFINRE) are subject to a 5% income tax rate. The rate is 3% for net reinvested tax profit raised in 1999.

- In 1999, the income tax rate was changed, with the general rate established at 35%, implementing a deferral program for profit reinvestment, and applying the 30% rate to reinvested tax profits. The remaining 5% tax becomes payable in the period in which said reinvested tax profits are decreed as dividends. This procedure remained in effect up to 2001, and the tax deferral from CUFINRE will not be applied until dividends are paid in future years.

- In this period dividends in the amount of $2,771,475 ($1,759,852 in 2003) at historical value has been decreed. The amount of $2,496,777 comes from the CUFINRE and caused income tax for distribution of reinvested earinings in the amount of $191,939 ($134,913 in 2003), figure that was reserved in prior years, and the amount of $274,698 was distributed from CUFIN.

- As of the date of the consolidated financial statements, the balances of the net tax income account are as follows:

Item	2004	2003
CUFIN	$ 18,993,626	$ 15,471,264
CUFINRE	$	$ 2,445,520

j) In the event of a capital reduction, the excess of stockholders' equity the tax contribution account of capital, the latter restated in accordance with the procedures established in the Income Tax Law, is accorded the same tax treatment as dividends.

k) During the period, minority interest was purchased in some subsidiaries, this purchase represents 4.4% of its total. Contributions related to changes in prior years retained earnings, representing 3.4% Net of deferred tax included in the others item under Note 10c., were also received from minority stockholders'.

11. TRANSACTIONS WITH NON-CONSOLIDATED RELATED COMPANIES:

The main transactions entered into with non-consolidated related companies are analyzed as follows:

Description	2004	2003
Purchases of:		
Containers and packaging	$4,515,445	$4,581,169
Raw materials	354,692	362,918
Machinery	169,519	150,266
	$5,039,656	$5,094,353
Sales of:		
Recyclable materials	$ 141,328	$ 139,766
Machinery and maintenance services	4,299	9,023
Freights and services charges	117	4,168
	$ 145,744	$ 152,957

12. FOREIGN-CURRENCY POSITION AND TRANSACTIONS:

a) As of the consolidated balance-sheet date, the Group has the following position in thousands of U.S. dollars:

Description	2004	2003
Assets	117,534	104,919
Liabilities	37,053	25,119

b) These currencies are valued at the following exchange rates:

	Assets	Liabilities
At the market exchange rate of $11.00 pesos for assets and $11.16 pesos for liabilities per U.S. dollar	$1,292,874	$413,511

c) At the date of the consolidated financial statements, there were inventories amounting to 59,071 thousand U.S. dollars (46,432 thousand U.S. dollars in 2003), which, for the most part can only be acquired abroad.

d) During the year, the following operations were carried out in thousands of U.S. dollars:

Description	2004	2003
Exportation of finished goods	1,135,841	974,753
Collection of royalties	132,442	127,960
Exportation of packaging and other materials	18,534	12,997
	1,286,817	1,115,710
Purchase of inventories	134,270	127,009
Freight, advertising, taxes and duties, and other items	185,067	165,665
Purchase of machinery and payment of other services	119,556	74,216
Purchase of spare parts	20,802	20,921
	459,695	387,811
Net	827,122	727,899

13. INFORMATION PER SEGMENT:

Segment data is analyzed as follows:

2004	Income	Consolidated Net profit	Identifiable assets
Domestic	$ 32,101,713	$5,788,005	$72,525,470
Exports	12,712,090	2,318,445	940,225 (1)
	$ 44,813,803	$8,106,450	$73,465,695
2003			
Domestic	$ 31,190,776	$4,857,845	$66,524,764
Exports	11,363,645	1,805,865	854,723
	$ 42,554,421	$6,663,710	$67,379,487

(1) This amount solely includes assets related with beer distribution abroad.

14. FINANCIAL INSTRUMENTS:

a) Financial instruments potentially subject to risk concentration consist mainly of accounts receivable and temporary investments. The Group places cash surpluses at prestigious credit institutions. Credit risk concentration concerning accounts receivable is limited, due mainly to the large number of customers and their geographic distribution. The Group considers that the allowance for doubtful accounts properly covers those that could represent a risk of recovery, and continually monitors their behavior. When necessary, the estimation is adjusted.

b) Under Statement C-2 "Financial Instruments", the Group has carried out some derivative financial instrument transactions, wich has been set as hedge due to they mitigate the exposure to volatility in price of consumables.

15. NEW ACCOUNTING PRONOUNCEMENTS:

The following accounting standards, which were issued by the IMCP, went into effect on January 1, 2005. Management considers that the adoption of these standards will not have a sigunifcant effect on the financial information:

a) Statement B-7, "Acquisitions of Businesses", which establish, among other things, the purchase method as the only method of accounting for the acquisition of a business, changes to the accounting treatment of goodwill, eliminating the amortization of goodwill as from the date on which that statement went into effect and making it subject instead to annual impairment tests. The statement also provides specific rules for the acquisition of minority interests and the transfer of assets or the exchange of shares between entities under commun control.

b) Amendments to Statement C-2, "Financial Instruments", went into effect on January 1, 2005. Its provisions require that the effects of valuing investments available for sale be recorded in stockholders equity and not income for the year, and include rules for determining the effects of impairment of financial instruments.

c) Statement C-10 "Derivative Financial Instruments and Coverage Operations", went into effect on January 2005. This Statement, besides detailing recording, valuation and disclosure criteria applicable to all derivative financial instruments, requires that the effectiveness of hedges of cash flows and of net investment in subisidiaries located abroad be evaluated and the effective portion of the gains of losses on hedging instruments be recognized within comprehensive income.

d) The amendments to Statement D-3, Labor Obligations, went into effect on January 1, 2005. Thesse amendments provide additional valuation and disclosure rules for recognizing severance payments due to causes other than restructuring.

MEXICAN STOCK EXCHANGE

SIFIC /ICS

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

QUARTER 4 YEAR: 2004

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

JUDGED INFORMATION

Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERS (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
DIBLO, S.A. DE C.V.		243,229,213	76.75	2,912,876	46,142,489
TOTAL INVESTMENT IN SUBSIDIARIES				**2,912,876**	**46,142,489**
ASSOCIATEDS					
1 DIRECCION DE FABRICAS, S.A. DE C.V.	HOLDING	165,000,000	41.05	65,824	2,415,397
2 GONDI, S.A. DE C.V.	HOLDING	202,489,721	7.16	195	190,239
3 SEEGER INDUSTRIAL, S.A. DE C.V.	MACHINERY MANUFACTURES	248,000	81.30	9,274	57,299
4 RESERVE FOR IMPAIRMENT		1	0	0	(67,502)
TOTAL INVESTMENT IN ASSOCIATEDS				**75,293**	**2,595,433**
OTHER PERMANENT INVESTMENTS					**113,577**
TOTAL					**48,851,499**

NOTES

GRUPO MODELO, S.A. DE C.V. IS A HOLDING COMPANY THAT OWNS 76.75% OF THE CAPITAL STOCK OF DIBLO, S.A. DE C.V. WHOSE MAIN BUSINESS IS REAL STATE AND INVESTMENT IN SHARES OF SUBSIDIARIES RELATED TO THE PRODUCTION, DISTRIBUTION AND SALE OF BEER IN MEXICO AND ABROAD, THE MOST IMPORTANT COMPANIES ARE LISTED IN ANNEX 2 " COMPLEMENTARY NOTES TO THE FINANCIAL STATEMENTS".

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSAND OF PESOS)

QUARTER: 4 YEAR: 2004

JUDGED INFORMATION

FINAL PRINTING

CREDIT	AMORTIZATION	RATE OF			AMORTIZATION OF CREDITS IN FOREING CURRENCY WITH NATIONAL ENTITIES (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREING CURRENCY WITH FOREING ENTITIES (THOUSANDS OF $)					
TYPE	DATE	INTEREST	DENOMINATED IN PESOS		TIME INTERVAL						TIME INTERVAL					
INSTITUTION SUPPLIERS			UNTIL 1 YEAR	MORE THAT 1 YEAR	ACTUAL YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS OR MORE	ACTUAL YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEAR
SUPPLIERS																
BOTLES			267,685	0	0	0	0	0	0	0	0	0	0	0	0	0
PACKING			105,698	0	0	0	0	0	0	0	0	1,138	0	0	0	0
CAN			24,536	0	0	0	0	0	0	0	0	0	0	0	0	0
FUEL			60,102	0	0	0	0	0	0	0	0	78	0	0	0	0
ADVERTISING			36,031	0	0	0	0	0	0	0	0	7,526	0	0	0	0
SPARE PARTSD			34,976	0	0	0	0	0	0	0	0	18,715	0	0	0	0
LABELS			3,125	0	0	0	0	0	0	0	0	0	0	0	0	0
FREIGHT			4,743	0	0	0	0	0	0	0	0	5,957	0	0	0	0
ELECTRICITY			7,250	0	0	0	0	0	0	0	0	0	0	0	0	0
WATER AND ICE			11,938	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER RAW MATERIALS			21,993	0	0	0	0	0	0	0	0	133,782	0	0	0	0
MACHINERY AND EQUIPMENT			5,184	0	0	0	0	0	0	0	0	32,852	0	0	0	0
SERVICES			13,756	0	0	0	0	0	0	0	0	11,460	0	0	0	0
PALLET			3,585	0	0	0	0	0	0	0	0	0	0	0	0	0
FEES			5,310	0	0	0	0	0	0	0	0	1,254	0	0	0	0
MAINTENANCE			7,965	0	0	0	0	0	0	0	0	823	0	0	0	0
COMPUTER EQUIPMENT			2,330	0	0	0	0	0	0	0	0	32,852	0	0	0	0
ELECTRIC EQUIPMENT			415	0	0	0	0	0	0	0	0	0	0	0	0	0
MAIL AND PHONE			271	0	0	0	0	0	0	0	0	0	0	0	0	0
SOFT DRINKS			8,236	0	0	0	0	0	0	0	0	0	0	0	0	0
CORN			18,776	0	0	0	0	0	0	0	0	0	0	0	0	0
CUSTOM EXPENSES			10	0	0	0	0	0	0	0	0	2,240	0	0	0	0
PROMOTIONAL ITEMS			4,988	0	0	0	0	0	0	0	0	2,014	0	0	0	0
RICE			1,027	0	0	0	0	0	0	0	0	0	0	0	0	0
CONSTRUCTION LIABILITIES			7,943	0	0	0	0	0	0	0	0	0	0	0	0	0
TOLL			270	0	0	0	0	0	0	0	0	0	0	0	0	0
STATIONERY			814	0	0	0	0	0	0	0	0	0	0	0	0	0
CHEMICAL PRODUCTS			3,651	0	0	0	0	0	0	0	0	0	0	0	0	0
CLEANING MATERIALS			65	0	0	0	0	0	0	0	0	0	0	0	0	0
PLANE TICKETS			54	0	0	0	0	0	0	0	0	0	0	0	0	0
INSURANCE			54	0	0	0	0	0	0	0	0	0	0	0	0	0
WINE AND LICORS			0	0	0	0	0	0	0	0	0	0	0	0	0	0
GROSERIES			907	0	0	0	0	0	0	0	0	0	0	0	0	0
REFRIGERATION EQUIPMENT			1,473	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHERS			301,081	0	0	0	0	0	0	0	0	9,044	0	0	0	0
BEER			149	0	0	0	0	0	0	0	0	42,570	0	0	0	0
MALT			0	0	0	0	0	0	0	0	0	5,652	0	0	0	0
LEASING			0	0	0	0	0	0	0	0	0	1,498	0	0	0	0
BARLEY			0	0	0	0	0	0	0	0	0	23,060	0	0	0	0
HOPS			0	0	0	0	0	0	0	0	0	6,784	0	0	0	0
TOTAL SUPPLIERS			966,391	0	0	0	0	0	0	0	0	337,299	0	0	0	0
OTHER LIABILITIES			1,659,842	0	0	0	0	0	0	0	0	76,287	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			1,659,842	0	0	0	0	0	0	0	0	76,287	0	0	0	0
			2,626,233	0	0	0	0	0	0	0	0	413,586	0	0	0	0

NOTES

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)
ANNEX 6

JUDGED INFORMATION

Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	
TOTAL ASSETS	117,534	1,292,877	0	0	1,292,877
LIABILITIES POSITION	35,143	392,097	1,910	21,489	413,586
NET BALANCE	82,391	900,780	-1,910	-21,489	879,291

NOTES:

THE U.S. DOLAR IS VALUED AT THE EXCHANGE RATE OF $11. PESOS FOR ASSETS AND $ 11.16 PESOS FOR LIABILITIES PER U.S. DÓLAR

THE POSITION IN FOREIGN CURRENCY HELD IN OTHER CURRENCIES WITH ITS EQUIVALENT IN DOLLARS, THE LIABILITIES CORRESPONDS TO EUROS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

QUARTER 4 YEAR: 2004

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

JUDGED INFORMATION

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	16,926,466	4,299,505	(12,626,961)	0.01	(78,479)
FEBRUARY	16,587,595	3,873,270	(12,714,325)	0.01	(76,054)
MARCH	17,282,862	4,112,225	(13,170,637)	0.00	(44,630)
APRIL	18,200,894	4,471,869	(13,729,025)	0.00	(20,719)
MAY	15,887,173	4,879,575	(11,007,598)	0.00	27,611
JUNE	15,906,640	4,396,878	(11,509,762)	0.00	(18,447)
JULY	17,378,631	4,384,268	(12,994,363)	0.00	(34,058)
AUGUST	19,865,928	4,758,070	(15,107,858)	0.01	(93,262)
SEPTEMBER	20,087,328	4,811,851	(15,275,477)	0.01	(126,303)
OCTOBER	19,912,932	4,206,934	(15,705,998)	0.01	(108,776)
NOVEMBER	20,453,207	4,420,007	(16,033,200)	0.01	(136,768)
DECEMBER	23,459,124	4,555,456	(18,903,668)	0.00	(39,047)
ACTUALIZATION:	0	0		0	(16,534)
CAPITALIZATION:	0	0		0	0
FOREIGEN CORP.:	0	0		0	0
OTHER	0	0		0	0
TOTAL					(765,466)

NOTES


MEXICAN STOCK EXCHANGE
SIFIC / ICS

QUARTER 4 YEAR 2004

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

JUDGED INFORMATION

Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

============= NOT APPLY ==============

ACTUAL SITUATION OF FINANCIAL LIMITED

============= NOT APPLY ==============

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

JUDGED INFORMATION

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
CERVECERIA MODELO, S.A. DE C.V.	BREWERY	11,100	93
CERVECERIA MODELO DE GUADALAJARA, S.A. DE C.V.	BREWERY	5,050	98
CIA CERVECERA DEL TROPICO, S.A. DE C.V.	BREWERY	8,000	100
CERVECERIA DEL PACIFICO, S.A. DE C.V.	BREWERY	2,000	85
CERVECERIA MODELO DE TORREON, S.A. DE C.V.	BREWERY	2,850	100
CERVECERIA MODELO DEL NOROESTE, S.A. DE C.V.	BREWERY	3,000	98
CIA CERVECERA DE ZACATECAS, S.A. DE C.V.	BREWERY	20,000	61
CEBADAS Y MALTAS, S.A. DE C.V.	TRANSFORMATION OF BARLEY INTO MALT	150	100
EXTRACTOS Y MALTAS, S.A.	TRANSFORMATION OF BARLEY INTO MALT	90	87

NOTES:

THE INSTALLED CAPACITY IN THE BREWERIES IS MEASURED IN THOUSANDS OF HECTOLITERS AND FOR THE TRANSFORMATOR OF BARLEY INTO MALT, IN THOUSANDS OF TONS.

MEXICAN STOCK EXCHANGE
SIFIC /ICS

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

QUARTER 4 YEAR: 2004

MAIN RAW MATERIALS

ANNEX 10

JUDGED INFORMATION Final Printing

DOMESTIC	MAIN SUPLIERS	FOREIGN	MAIN SUPLIERS	DOM. SUBST.	COST PRODUCTION
MALT	CEBADAS Y MALTAS, S.A. DE C.V.	MALT	CARGILL MALT	SI	
MALT	EXTRACTOS Y MALTAS, S.A,	MALT	PRAIRIE MALT LIMITED	SI	
		MALT	INTERNATIONAL MALTING CO.	SI	7.14
CORN	ARANCIA COC, S.A. DE C.V.				3.93
RICE	IPACPA, S.A. DE C.V.				0.50
		HOPS	JOHN I.HASS, INC S.S.STEINER INC	NO	0.87

MEXICAN STOCK EXCHANGE
SIFIC /ICS

QUARTER 4 YEAR 2004

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

JUDGED INFORMATION

Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
BEER	42,968	16,470,108	30,588	27,734,202		NEGRA MODELO	
		0	0			CORONA	
		0	0			MODELO ESPECIAL	
		0	0			VICTORIA	CONSUMER
		0	0			PACIFICO	
		0	0			ESTRELLA	
		0	0			MODELO LIGHT	
		0	0			LEON	
		0	0			MONTEJO	
OTHER INCOME		0	0	4,367,511			
TOTAL		16,470,108		32,101,713			

MEXICAN STOCK EXCHANGE
SIFIC /ICS

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

QUARTER 4 YEAR 2004

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

JUDGED INFORMATION

Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
BEER		0	12,232	12,712,090	U.S.A.	CORONA	CONSUMER
		0	0		CANADA	MODELO ESPECIAL	
		0	0		EUROPA	NEGRA MODELO	
		0	0		ASIA	CORONA LIGHT	
		0	0		LATINOAMERICA	PACIFICO	
TOTAL				12,712,090			

NOTES

THE VOLUME IS PRESENTED IN THOUSAND OF HECTOLITERS
THE AMOUNT IS PRESENTED IN THOUSAND OF PESOS
IN THE ANNEX 11 "DOMESTIC SELLS" THE TOTAL PRODUCTION IS 42,968 THOUSAND HECTOLITERS AND INCLUDES THE PRODUCTION FOR THE DOMESTIC AND EXPORT MARKETS, BECAUSE THE EXPORT PRODUCTION CAN NOT BE CAPTURED

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **4** YEAR: **2004**

GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED

Final Printing

JUDGED INFORMATION

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION MEXI	CAN SUSCRIPTI	ON FIXED	VARIABLE	
A		13	1,459,389,728		1,459,389,728		785,996	
B		13		1,142,017,984		1,142,017,984		1,085,855
C		13		650,351,920		650,351,920		967,801
TOTAL			**1,459,389,728**	**1,792,369,904**	**1,459,389,728**	**1,792,369,904**	**785,996**	**2,053,656**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
3,251,759,632

SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE: **GMODELO**
GRUPO MODELO, S.A. DE C.V.

QUARTER: **4** YEAR: **2004**

JUDGED INFORMATION

Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FORM: **01 JANUARY TO 31 DECEMBER 2004 AND 2003** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF TE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF MEXICAN NATIONAL BANK AND STOCK COMMISION (COMISION NACIONAL BANCARIA Y DE VALORES)

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. EMILIO FULLAONDO BOTELLA
DIRECTOR DE FINANZAS

C.P. NARCISO GALVEZ PEÑA
CONTRALOR GENERAL CORPORATIVO

MEXICO, D.F. AT FEBRUARY 24
, 2005

MEXICAN STOCK EXCHANGE
BOLSA MEXICANA DE VALORES, S.A. DE C.V.

STOCK EXCHANGE CODE: **GMODELO** DATE: 24/02/2005

GENERAL DATA OF THE COMPANY

NAME: GRUPO MODELO, S.A. DE C.V.
ADDRESS: CAMPOS ELISEOS 400 PISO 8
LOMAS DE CHAPULTEPEC
ZIP CODE: 11000
CITY AND STATE: MEXICO, D.F.
PHONE: 52-83-36-00
FAX: 52-80-67-18
E-MAIL: ir@gmodelo.com.mx
INTERNET ADDRESS : WWW.gmodelo.com.mx

FISCAL DATA OF THE COMPANY

REGISTRATION NUMBER: GMO911121340
FISCAL ADDRESS: CAMPOS ELISEOS 400 PISO 8
LOMAS DE CHAPULTEPEC
ZIP CODE: 11000
CITY AND STATE: MEXICO, D.F..

RESPONSIBLE OF PAYMENTS

NAME: ERNESTO ALCALDE Y RODRIGUEZ
ADDRESS: CAMPOS ELISEOS 400 PISO 8
LOMAS DE CHAPULTEPEC
ZIP CODE: 11000
CITY AND STATE: MEXICO, D.F.
PHONE: 52-83-36-00
FAX: 52-80-15-92
E-MAIL: ealcalde@gmodelo.com.mx

PRINCIPAL OFFICERS

POSITION BMV:	CHAIRMAN OF THE BOARD OF DIRECTORS
POSITION:	CHAIRMAN OF THE BOARD
NAME:	ANTONINO FERNANDEZ RODRIGUEZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-67-18
E-MAIL:	ir@gmodelo.com.mx

POSITION BMV:	CHIEF EXECUTIVE OFFICER
POSITION:	CHIEF EXECUTIVE OFFICER
NAME:	CARLOS FERNÁNDEZ GONZALEZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-67-18
E-MAIL:	cfernandez@gmodelo.com.mx

POSITION BMV:	CHIEF FINANCIAL OFICER
POSITION:	CHIEF FINANCIAL OFICER
NAME:	ERNESTO ALCALDE Y RODRIGUEZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-15-92
E-MAIL:	ealcalde@gmodelo.com.mx

POSITION BMV: RESPONSIBLE FOR SENDING FINANCIAL INFORMATION
POSITION: FINANCIAL ASSISTANT DIRECTOR
NAME: EMILIO FULLAONDO BOTELLA
ADDRESS: CAMPOS ELISEOS 400 PISO 8
LOMAS DE CHAPULTEPEC
ZIP CODE: 11000
CITY AND STATE: MEXICO, D.F.
PHONE: 52-83-36-00
FAX: 52-80-15-92
E-MAIL: efullaondo@gmodelo.com.mx

POSITION BMV: SECOND RESPONSIBLE FOR SENDING FINANCIAL INFORMATION
POSITION: FINANCIAL ASSISTANT DIRECTOR
NAME: EMILIO FULLAONDO BOTELLA
ADDRESS: CAMPOS ELISEOS 400 PISO 8
LOMAS DE CHAPULTEPEC
ZIP CODE: 11000
CITY AND STATE: MEXICO, D.F.
PHONE: 52-83-36-00
FAX: 52-80-59-43
E-MAIL: efullaondo@gmodelo.com.mx

POSITION BMV: GENERAL COUNSEL
POSITION: GENERAL COUNSEL
NAME: JORGE SIEGRIST PRADO
ADDRESS: CAMPOS ELISEOS 400 PISO 8
LOMAS DE CHAPULTEPEC
ZIP CODE: 11000
CITY AND STATE: MEXICO, D.F.
PHONE: 52-83-36-00
FAX: 52-80-25-89
E-MAIL: jsiegrist@gmodelo.com.mx

POSITION BMV:	SECRETARY OF THE BOARD OF DIRECTOR
POSITION:	GENERAL COUNSEL
NAME:	JORGE SIEGRIST PRADO
ADDRESS:	CAMPOS ELISEOS 400 PISO 8
	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-25-89
E-MAIL:	jsiegrist@gmodelo.com.mx

POSITION BMV:	ALTERNATE SECRETARY
POSITION:	EXCECUTIVE DIRECTOR
NAME:	JUAN SÁNCHEZ-NAVARRO REDO
ADDRESS:	CAMPOS ELISEOS 400 PISO 8
	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-28-61
E-MAIL:	jsanare@gmodelo.com.mx

POSITION BMV:	RESPONSIBLE OF INFORMATION TO INVESTORS
POSITION:	DIRECTOR OF CORPORATED COMUNICATIONS
NAME:	JOSE PARES GUTIERREZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8
	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-67-18
E-MAIL:	ir@gmodelo.com.mx

POSITION BMV:	CERTIFIED FOR SENDING INFORMATION BY EMISNET
POSITION:	FINANCIAL ASSISTANT DIRECTOR
NAME:	EMILIO FULLAONDO BOTELLA
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-15-92
E-MAIL:	efullaondo@gmodelo.com.mx

POSITION BMV:	CERTIFIED FOR SENDING RELEVANT EVENTS BY EMISNET
POSITION:	DIRECTOR OF CORPORATED COMUNICATIONS
NAME:	JOSE PARES GUTIERREZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-67-18
E-MAIL:	ir@gmodelo.com.mx

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A. DE C.V.

DATE: 24/02/2005

ADMINISTRATION MEMBER

CHAIRMAN

ANTONINO FERNANDEZ RODRIGUEZ

DIRECTORS

MA. ASUNCION ARAMBURUZABALA LARREGUI
MARK BOBAK
AUGUST A. BUSCH III
EMILIO CARRILLO GAMBOA
VALENTIN DIEZ MORODO
ANTONINO FERNANDEZ RODRIGUEZ
CARLOS FERNANDEZ GONZALEZ
LUIS JAVIER GONZALEZ CIMADEVILLA
PABLO GONZALEZ DIEZ
THOMAS HEATEHR R.
ROBERTO HERNANDEZ RAMIREZ
JAMES R. JONES
ROGELIO RAMIREZ DE LA O.
ANNE RICHARDS
JUAN SANCHEZ NAVARRO Y PEON
THOMAS W. SANTEL
JAIME SERRA PUCHE
PEDRO SOARES
ALEJANDRO STRAUCH

ALTERNATE DIRECTORS

LUIS MIGUEL ALVAREZ PEREZ
MARIO ALVAREZ YATES
LUCRECIA ARAMBURUZABALA LARREGUI DE F.
RANDOLPH BAKER
STEPHEN K. LAMBRIGHT
JOHN PURNELL
LUIS MANUEL SANCHEZ CARLOS
JOAQUIN SORDO BARBA
LUIS GERARDO SORDO SORDO
PATRICK STOKES
AUGUST A. BUSCH IV
ALFONSO CERVANTES RIBA
JUAN CINTRON PATTERSON
FERNANDO DEL CASTILLO ELORSA
JOHN F. KELLY
LAURENTINO GARCIA GONZALEZ
CESAREO GONZALEZ DIEZ
STEPHEN J. BURROWS
WILLIAM J. KIMMINS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

STOCK EXCHANGE CODE: GMODELO DATE: 24/02/2005
GRUPO MODELO, S.A. DE C.V.

ADMINISTRATION MEMBER

STATUTORY EXAMINERS

MIGUEL ORTIZ AGUILAR
ALBERTO TIBURCIO CELORIO

ALTERNATE STATUTORY EXAMINERS

AGUSTIN AGUILAR LAURENTS
RAFAEL MAYA UROSA

SECRETARY

JORGE SIEGRIST PRADO

ALTERNATE SECRETARY

JUAN SANCHEZ-NAVARRO REDO

RECEIVED
2005 MAY 17 A 8:47
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ENCLOSURE F

[Letterhead of Grupo Modelo, S.A. de C.V.]

Seal of the National Banking and Securities Commission

Received

April 19, 2005

Mexico City, April 19, 2005

Seal of the Department of Issuers Administration

Received

April 19, 2005

NATIONAL BANKING AND SECURITIES COMMISSION
Insurgentes Sur No. 1971
Torre Sur, Piso 7
Col. Guadalupe Inn
México, D.F.

Dear Mr. Quevedo,

As stated in the Bulletin for Issuers published in the Daily Gazette of the Federation on March 19th, 2003, and in regards to the certified information corresponding to the forth quarter of 2004 which must be provided to the National Banking and Securities Commission, to the Mexican Stock Exchange and to the investors, we hereby state the following:

The undersigned hereby state under oath, that within the scope of our respective duties, we prepared the information regarding the issuer which is contained in the attached quarterly report. To our knowledge, such information reasonably reflects the situation of the issuer. Likewise, we state that we have no knowledge of relevant information that has been omitted or distorted in this quarterly report or that such report contains information that could lead investors to an error.

We hope that with this information we comply with the provisions set forth in the Bulletin for Issuers.

Sincerely,

(signature)	*(signature)*
Mr. Carlos Fernández González	Mr. Ernesto Alcalde y Rodríguez
Chief Executive Officer	Chief Financial Officer

cc. Mr. Roberto Córdova Tamariz
Mexican Exchange Stock
Karla Siller Ojeda



ENCLOSURE G

STOCK EXCHANGE CODE: **GMODELO** Quarter: **1** Year: **2005**

GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2005 AND 2004

(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**76,357,794**	100	**69,369,897**	100
2	**CURRENT ASSETS**	**26,977,896**	35	**22,555,124**	33
3	CASH AND SHORT-TERM INVESTMENTS	17,505,263	23	14,033,240	20
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,663,530	2	1,235,916	2
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	697,358	1	310,342	0
6	INVENTORIES	5,278,865	7	5,007,534	7
7	OTHER CURRENT ASSETS	1,832,880	2	1,968,092	3
8	**LONG-TERM**	**3,884,544**	**5**	**4,056,182**	**6**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,074,152	1	1,064,019	2
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATED	2,690,824	4	2,857,396	4
11	OTHER INVESTMENTS	119,568	0	134,767	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**43,726,013**	**57**	**40,704,519**	**59**
13	PROPERTY	19,848,380	26	18,610,605	27
14	MACHINERY AND INDUSTRIAL EQUIPMENT	29,518,046	39	26,984,376	39
15	OTHER EQUIPMENT	8,263,680	11	8,054,351	12
16	ACCUMULATED DEPRECIATION	20,123,633	26	19,398,487	28
17	CONSTRUCTION IN PROGRESS	6,199,540	8	6,453,674	9
18	**DEFERRED ASSETS (NET)**	**413,940**	**1**	**792,170**	**1**
19	**OTHER ASSETS**	**1,355,401**	**2**	**1,261,902**	**2**
20	**TOTAL LIABILITIES**	**13,049,866**	100	**12,547,210**	100
21	**CURRENT LIABILITIES**	**4,874,739**	**37**	**4,667,990**	**37**
22	SUPPLIERS	1,475,975	11	1,071,153	9
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	1,418,693	11	1,968,433	16
26	OTHER CURRENT LIABILITIES	1,980,071	15	1,628,404	13
27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**8,175,127**	**63**	**7,879,220**	**63**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**63,307,928**	100	**56,822,687**	100
34	**MINORITY INTEREST**	14,670,189	23	13,623,993	24
35	**MAJORITY INTEREST**	48,637,739	77	43,198,694	76
36	**CONTRIBUTED CAPITAL**	**15,765,312**	**25**	**15,765,312**	**28**
37	PAID-IN CAPITAL STOCK (NOMINAL)	2,839,652	4	2,839,652	5
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	11,941,285	19	11,941,285	21
39	PREMIUM ON SALES OF SHARES	949,850	2	949,850	2
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	34,525	0	34,525	0
41	**CAPITAL INCREASE (DECREASE)**	**32,872,427**	**52**	**27,433,382**	**48**
42	RETAINED EARNINGS AND CAPITAL RESERVE	31,337,697	50	26,372,677	46
43	REPURCHASE FUND OF SHARES	621,767	1	621,767	1
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(609,428)	(1)	(719,608)	(1)
45	NET INCOME FOR THE YEAR	1,522,391	2	1,158,546	2

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **1** YEAR: **2005**
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**17,505,263**	100	**14,033,240**	100
46	CASH	428,513	2	406,277	3
47	SHORT-TERM INVESTMENTS	17,076,750	98	13,626,963	97
18	**DEFERRED ASSETS (NET)**	**413,940**	100	**792,170**	100
48	AMORTIZED OR REDEEMED EXPENSES	204,360	49	505,950	64
49	GOODWILL	209,580	51	286,220	36
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**4,874,739**	100	**4,667,990**	100
52	FOREING CURRENCY LIABILITIES	485,737	10	380,780	8
53	MEXICAN PESOS LIABILITIES	4,389,002	90	4,287,210	92
24	**STOCK MARKET LOANS**	**0**	100	**0**	100
54	COMMERCIAL PAPER		0		0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES		0		0
56	CURRENT MATURITIES OF BONDS		0		0
26	**OTHER CURRENT LIABILITIES**	**1,980,071**	100	**1,628,404**	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	1,980,071	100	1,628,404	100
27	**LONG-TERM LIABILITIES**	**0**	100	**0**	100
59	FOREING CURRENCY LIABILITIES	0	0		0
60	MEXICAN PESOS LIABILITIES	0	0		0
29	**STOCK MARKET LOANS**	**0**	100	**0**	100
61	BONDS		0		0
62	MEDIUM TERM NOTES		0		0
30	**OTHER LOANS**	**0**	100	**0**	100
63	OTHER LOANS WITH COST		0		0
64	OTHER LOANS WITHOUT COST		0		0
31	**DEFERRED LOANS**	**8,175,127**	100	**7,879,220**	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	7,592,086	93	7,056,833	90
67	OTHERS	583,041	7	822,387	10
32	**OTHER LIABILITIES**	**0**	100	**0**	100
68	RESERVES		0		0
69	OTHERS LIABILITIES		0		0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(609,428)**	100	**(719,608)**	100
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	4,330,060	711	4,330,060	602
71	INCOME FROM NON-MONETARY POSITION ASSETS	(4,939,488)	(811)	(5,049,668)	(702)

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 1 YEAR: 2005
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	22,103,157	17,887,134
73	PENSIONS FUND AND SENIORITY PREMIUMS	3,971,182	3,690,693
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	21,898	22,939
76	WORKERS (*)	22,006	23,704
77	CIRCULATION SHARES (*)	3,251,759,632	3,251,759,632
78	REPURCHASED SHARES (*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 1 YEAR: 2005

GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

FROM JANUARY THE 1st TO MARCH 31 OF 2005 AND 2004

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**10,757,371**	**100**	**9,587,821**	**100**
2	COST OF SALES	4,786,961	44	4,130,465	43
3	**GROSS INCOME**	**5,970,410**	**56**	**5,457,356**	**57**
4	OPERATING EXPENSES	2,944,952	27	2,803,985	29
5	**OPERATING INCOME**	**3,025,458**	**28**	**2,653,371**	**28**
6	TOTAL FINANCING COST	(219,971)	(2)	28,496	0
7	**INCOME AFTER FINANCING COST**	**3,245,429**	**30**	**2,624,875**	**27**
8	OTHER FINANCIAL OPERATIONS	(59,666)	(1)	(239,002)	(2)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**3,305,095**	**31**	**2,863,877**	**30**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	1,322,248	12	1,342,562	14
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**1,982,847**	**18**	**1,521,315**	**16**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION**	**1,982,847**	**18**	**1,521,315**	**16**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**1,982,847**	**18**	**1,521,315**	**16**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**1,982,847**	**18**	**1,521,315**	**16**
19	NET INCOME OF MINORITY INTEREST	460,456	4	362,769	4
20	**NET INCOME OF MAJORITY INTEREST**	**1,522,391**	**14**	**1,158,546**	**12**

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 1 YEAR: **2005**

GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**10,757,371**	**100**	**9,587,821**	**100**
21	DOMESTIC	7,679,581	71	7,048,700	74
22	FOREIGN	3,077,790	29	2,539,121	26
23	TRANSLATED INTO DOLLARS (***)	275,373	3	220,899	2
6	**TOTAL FINANCING COST**	**(219,971)**	**100**	**28,496**	**100**
24	INTEREST PAID	8	0	8	0
25	EXCHANGE LOSSES	28,825	13	29,108	102
26	INTEREST EARNED	360,818	164	184,627	648
27	EXCHANGE PROFITS	7,530	3	16,184	57
28	GAIN DUE TO MONETARY POSITION	119,544	54	200,191	703
8	**OTHER FINANCIAL OPERATIONS**	**(59,666)**	**100**	**(239,002)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(59,666)	(100)	(239,002)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**1,322,248**	**100**	**1,342,562**	**100**
32	INCOME TAX	1,123,118	85	1,085,774	81
33	DEFERED INCOME TAX	5,464	0	(8,422)	(1)
34	WORKERS' PROFIT SHARING	229,380	17	265,210	20
35	DEFERED WORKERS' PROFIT SHARING	(35,714)	(3)	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 1 YEAR: **2005**

GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	11,600,649	10,406,311
37	NET INCOME OF THE YEAR	2,522,256	1,311,357
38	NET SALES (**)	46,336,926	42,976,599
39	OPERATION INCOME (**)	13,625,428	11,673,398
40	NET INCOME OF MAYORITY INTEREST(**)	6,595,535	5,179,184
41	NET CONSOLIDATED INCOME (**)	8,631,939	6,811,542

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE GMODELO QUARTER 1 YEAR 2005
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1ST TO MARCH 31 OF 2005 AND 2004
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**10,757,371**	**100**	**9,587,821**	**100**
2	COST OF SALES	4,876,961	44	4,130,465	43
3	**GROSS INCOME**	**5,970,410**	**56**	**5,457,356**	**57**
4	OPERATING EXPENSES	2,944,952	27	2,803,985	29
5	**OPERATING INCOME**	**3,025,458**	**28**	**3,653,371**	**28**
6	TOTAL FINANCING COST	-219,971	-2	28,496	0
7	**INCOME AFTER FINANCING COST**	**3,245,429**	**30**	**2,624,875**	**27**
8	OTHER FIANCIAL OPERATIONS	-59,666	-1	-239,002	-2
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**3,305,095**	**31**	**2,863,877**	**30**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	1,322,248	12	1,342,562	14
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**1,982,847**	**18**	**1,521,315**	**16**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATION**	**1,982,847**	**18**	**1,521,315**	**16**
14	INCOME OF DISCONTINOUS OPERATION	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**1,982,847**	**18**	**1,521,315**	**16**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET COSOLIDATED INCOME**	**1,982,847**	**18**	**1,521,315**	**16**
19	NET INCOME OF MINORITY INTEREST	460,456	4	362,769	4
20	**NET INCOME OF MAJORITY INTEREST**	**1,522,391**	**14**	**1,158,546**	**12**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE GMODELO QUARTER 1 YEAR 2005
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**10,757,371**	**100**	**9,587,821**	**100**
21	DOMESTIC	7,679,581	71	7,048,700	74
22	FOREIGN	3,077,790	29	2,539,121	26
23	TRANSLATED INTO DOLLARS (***)	275,373	3	220,899	2
6	**TOTAL FINANCING COST**	**-219,971**	**100**	**28,496**	**100**
24	INTREST PAID	8	0	8	0
25	EXCHANGE LOSSES	28,825	13	29,108	102
26	INTEREST EARNED	360,818	164	184,627	648
27	EXCHANGE PROFITS	7,530	3	16,184	57
28	GAIN DUE TO MONETARY POSITION	119,544	54	200,191	703
8	**OTHER FIANCIAL OPERATIONS**	**-59,666**	**100**	**-239,002**	**100**
29	OTHER NET EXPENSES (INCOME) NET	-59,666	-100	-239,002	-100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**1,322,248**	**100**	**1,342,562**	**100**
32	INCOME TAX	1,123,118	85	1,085,777	81
33	DEFERED INCOME TAX	5,464	0	-8,422	-1
34	WORKERS' PROFIT SHARING	229,380	17	265,210	20
35	DEFERED WORKERS' PROFIT SHARING	-35,714	-3	0	0

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 1 YEAR: **2005**

GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

FROM JANUARY THE 1st TO MARCH 31 OF 2005 AND 2004

(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**1,982,847**	**1,521,315**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	441,746	439,478
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**2,424,593**	**1,960,793**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	440,982	256,623
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**2,865,575**	**2,217,416**
6	CASH FLOW FROM EXTERNAL FINANCING	(51,780)	(72,852)
7	CASH FLOW FROM INTERNAL FINANCING	0	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(51,780)**	**(72,852)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(1,267,046)**	**(950,785)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	1,546,749	1,193,779
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	15,958,514	12,839,461
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	17,505,263	14,033,240

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE GMODELO **QUARTER 1** **YEAR 2005**
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**441,746**	**439,478**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	567,067	513,292
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(42,937)	(9,022)
40	+ (-) ITEMS ADDED TO INCOME WICH DO NOT REQUIRE USING CASH	(82,404)	(64,792)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**440,982**	**256,623**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(427,622)	(769,061)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	211,370	61,558
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	70,518	850,939
21	+ (-) DECREASE (INCREASE) IN SUPPLIER ACCOUNT	163,320	70,794
22	+ (-) DECREASE (INCREASE) IN OTHER LIABILITIES	423,396	42,393
6	**CASH FLOW FROM EXERNAL FINANCING**	**(51,780)**	**(72,852)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	(51,780)	(72,852)
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**0**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	0
31	(-) DIVIDENDS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(1,267,046)**	**(950,785)**
34	+ (-) INCREASE (DECREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(5,959)	(3,799)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(769,903)	(414,406)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(438,716)	(382,423)
37	+ SALE OF OTHER PERMNENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(52,468)	(150,157)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE GMODELO QUARTER 1 YEAR 2005
GRUPO MODELO, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	18.43%		15.87%	
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	13.56%		11.99%	
3	NET INCOME TO TOTAL ASSETS (**)	11.30%		9.82%	
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00%		0.00%	
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	-6.03%		-13.16 %	
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.61	times	0.62	times
7	NET SALES TO FIXED ASSETS (**)	1.06	times	1.06	times
8	INVENTORIES ROTATION (**)	3.86	times	3.49	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	12	days	10	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00%		0.00%	
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	17.09%		18.09%	
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.21	times	0.22	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	3.72%		3.03%	
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00%		0.00%	
15	OPERATING INCOME TO INTEREST PAID	378,182.25	times	331,671.38	times
16	NET SALES TO TOTAL LIABILITIES (**)	3.55	times	3.43	times
	LIQUIDITY				
17	CURREENT ASSETS TO CURRENT LIABILITIES	5.53	times	4.83	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	4.45	times	3.76	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	2.07	times	1.8	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	359.10%		300.63%	
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	22.54%		20.45%	
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	4.10%		2.68 %	
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	358,196.88	times	277,177.00	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00%		100.00%	
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00%		0.00%	
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	60.76%		43.59%	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE GMODELO QUARTER 1 YEAR 2005
GRUPO MODELO, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 2.03	$ 1.59
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUITED PROFIT PER ORDINARY SHARE (**)	$ 2.03	$ 1.59
4	CONTINUOUS OPERATIONG PROFIT PER COMUN SHARE(**)	$ 2.65	$ 1.83
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 14.96	$ 13.28
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	2.20 times	2.39 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINAY SHARE (**)	16.24 times	20.00 times
13	MARKET PRICE TO BASIC PROFIT PREFERENT SHARE (**)	0.00 times	0.00 times

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

THE ESTIMATED I.N.P.C. USED FOR THE END OF MONTH OF MARCH, 2005 WAS 113.324 AND 108.587 FOR 2004.

R06: THE COMPANY DOES NOT HAVE CREDITS OR INVESTMENTS IN UDIS (UNIDADES DE INVERSION = INVESTMENT UNITS), AND THEREFORE WITH THIS COMMENT THE COMMUNICATION DATE DECEMBER 27, 1999, IS COMPLIED WITH.

THE CHANGE FROM APPLICATION OF THE INITIAL EFFECT OF THE DEFERRED TAX ON SHAREHOLDERS´ EQUITY OF THE MAJORITY INTEREST WAS MADE IN THE ACCUMULATED PROFITS ACCOUNT WITH REFERENCE S42 FOR AN AMOUNT OF PS. 4,939,350, THIS BASED ON THE PROVISION OF BULLETIN D-4 INDICATING THAT THE INITIAL EFFECT OF THE APPLICATION OF THIS PRINCIPLE IS PRESENTED IN ONLY ONE ACCOUNT. THIS LINE WAS USED, SINCE IN THE SIFIC THERE IS NO REFERENCE IN WHICH WE CAN SHOW SAID EFFECT.

REFERENCE R37 "TAX RESULT FOR THE PERIOD" CORRESPONDS TO THAT OF GRUPO MODELO, DETERMINED ON THE BASIS OF THE TAX CONSOLIDATION REGIME.

THE CONTRIBUTIONS MADE TO PENSION PLANS AND THE EFFECT OF THE RESTRUCTURING OF THE MINORITY INTEREST CAPITAL ARE INCLUDED IN REFERENCE C26 "OTHER FINANCING" THIS IS BECAUSE IN REFERENCE C7 "FLOW FROM OWN FINANCING" THERE IS NO ITEM THAT ALLOWS NOTING THOSE MATTERS.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

GRUPO MODELO, S.A. DE C.V. AND SUBSIDIARIES
AMOUNTS IN MILLIONS OF CONSTANT MEXICAN PESOS AS OF MARCH 31, 2005

DOMESTIC VOLUME GREW 7.6% EXPORT VOLUME INCREASED 23.6%.

NET SALES INCREASED 12.2%. OPERATING INCOME GREW 14.0%.

MEXICO CITY, APRIL 28, 2005. DURING THE FIRST QUARTER OF THE YEAR, TOTAL BEER SALES VOLUME GREW 12.0% COMPARED TO THE SAME PERIOD OF 2004, REACHING 10.1 MILLION HECTOLITERS. DOMESTIC VOLUMES REGISTERED AN INCREASE OF 7.6% BOOSTED BY THE SOLID DEMAND OBSERVED ALONG THE QUARTER; THIS RESULT INCLUDES THE POSITIVE PERFORMANCE OF THE HOLY WEEK. LIKEWISE, EXPORT VOLUMES SHOWED AN INCREASE OF 23.6% DUE TO STRONG DEMAND IN THE UNITED STATES, EUROPE AND OCEANIA. THIS ALLOWED THE EXPORTS TO REPRESENT A HIGHER PERCENTAGE IN THE SALES MIX, MOVING FROM 27.6% IN 2004 TO 30.4% IN 2005.

AT THE END OF FEBRUARY OF 2005, GRUPO MODELO RAISED PRICES IN THE DOMESTIC MARKET BY REGION, CHANNEL, BRAND AND PRESENTATION, CONTINUING WITH THE EFFORT OF PRODUCT SEGMENTATION INITIATED LAST YEAR. THIS INCREASE WAS IN LINE WITH EXPECTED INFLATION. REGARDING EXPORTS, THE AVERAGE PRICE IN DOLLARS WAS UP 0.9%, REFLECTING THE SHIFT MIX BY REGION, AS WELL AS STABILITY IN THE SALES PRICE IN THE US.

NET SALES GREW 12.2% COMPARED TO THE SAME PERIOD OF 2004, REACHING 10,757 MILLION PESOS. THIS FIGURE REFLECTS POSITIVE RESULTS IN THE DOMESTIC AND EXPORT SALES, WHICH INCREASED 5.6% AND 21.2%, RESPECTIVELY. FURTHERMORE, TOTAL EXPORT REVENUES AMOUNTED TO 275 MILLION DOLLARS, 24.7% HIGHER THAN THE PREVIOUS YEAR.

THE COST OF GOODS SOLD GREW 15.9% DUE TO HIGHER SHARE OF EXPORTS IN THE SALES MIX. GROSS PROFIT TOTALED 5,970 MILLION PESOS, SHOWING AN INCREASE OF 9.4% COMPARED TO THE SAME QUARTER OF THE PRIOR YEAR.

OPERATING EXPENSES INCREASED 5.0%, A LOWER PERCENTAGE THAN THE CHANGE IN NET SALES, REFLECTING THE BENEFITS OBTAINED FROM THE RESTRUCTURE CARRIED OUT IN THE DOMESTIC DISTRIBUTION NETWORK. CONSEQUENTLY, THE SG&A EXPENSES PER DOMESTIC HECTOLITER DECLINED 2.4% COMPARED TO 2004. THE OPERATING PROFIT WAS 3,025 MILLION PESOS, WHICH

MEANS AN INCREASE OF 14.0%. THUS, THE OPERATING MARGIN REACHED IN THE QUARTER WAS 28.1%, REPRESENTING AN EXPANSION OF 40 BASIS POINTS.

DEPRECIATION AND AMORTIZATION AMOUNTED TO 567 MILLION PESOS, REPRESENTING 5.3% OVER NET SALES, SIMILAR PERCENTAGE COMPARED TO THAT POSTED IN 2004. EBITDA (OPERATING INCOME + DEPRECIATION - EQUITY INCOME OF ASSOCIATES INCLUDED IN COGS) STOOD AT 3,510 MILLION PESOS, WHICH REPRESENTED A YEAR OVER YEAR GROWTH OF 13.1%. CONSEQUENTLY, THE EBITDA MARGIN STOOD AT 32.6%.

THE INTEGRAL COST OF FINANCING, REGISTERED A FAVORABLE RESULT OF 220 MILLION PESOS, MAINLY DUE TO HIGHER INTEREST RATES AND LOWER INFLATION DURING THE QUARTER.

THE EFFECTIVE TAX RATE (INCLUDING PROFIT SHARING) WAS 41.1%, BELOW THE 46.9% OBTAINED IN THE FIRST QUARTER OF THE PREVIOUS YEAR. THE TAX REDUCTION WAS MAINLY DUE TO THE LOWER CORPORATE TAX RATE OFFICIAL IN JANUARY 2005 AS WELL AS MOVEMENTS IN DEFERRED TAXES.

THE NET MAJORITY INCOME WAS 1,522 MILLION PESOS, 31.4% ABOVE THE PRIOR YEAR. THEREFORE, THE NET MARGIN WAS BENEFITED BY THE 210 BASIS POINTS EXPANSION, REACHING 14.2%. THE EARNINGS PER SHARE STOOD AT 0.47, ABOVE THE 0.36 REGISTERED IN 2004.

FINANCIAL SITUATION

AS OF MARCH 31, 2005, GRUPO MODELO'S CASH AND SHORT-TERM INVESTMENTS REPRESENTED 22.9% OF TOTAL ASSETS, WHICH TOTALED 76,358 MILLION PESOS, REPRESENTING A GROWTH OF 10.1% OVER THE LAST TWELVE MONTHS. FURTHERMORE, THE COMPANY'S STRONG FINANCIAL POSITION HAS BEEN MAINTAINED THROUGH A LONG TERM DEBT FREE CAPITAL STRUCTURE, AND SHORT TERM OPERATIONAL LIABILITIES OF 4,875 MILLION PESOS. MAJORITY SHAREHOLDER'S EQUITY REACHED 48,638 MILLION PESOS, REPRESENTING A 12.6% GROWTH COMPARED TO 2004.

CAPITAL EXPENDITURES

DURING THE FIRST QUARTER OF 2005, GRUPO MODELO INVESTED 1,209 MILLION PESOS OF ITS OWN RESOURCES. THE FUNDS WERE ALLOCATED IN SEVERAL AREAS OF THE ORGANIZATION AS

FOLLOW:

AREA	MARCH 2005
TUXTEPEC BREWERY	19.3%
BREWERIES & OTHER FACILITIES	52.4%
SALES	28.3%

IN APRIL 18TH THE STOCKHOLDERS' MEETING DECLARED A DIVIDEND OF 3,414 MILLION PESOS, WHICH CORRESPONDS TO 1.05 PESOS PER SHARE TO EACH OF THE 3,251'759,632 OUTSTANDING SHARES. THE AMOUNT OF THE DIVIDEND INCREASED 18% IN REAL TERMS COMPARED TO THE PREVIOUS YEAR AND THE PAYOUT RATIO REACHED 55%. THE DIVIDEND WAS PAID IN ONE EXHIBITION AS OF APRIL 25TH, 2005.

IN ADDITION TO THE AMOUNT THAT GRUPO MODELO PAID, DIBLO DECLARED A CASH DIVIDEND TO ANHEUSER-BUSCH OF 1,080 MILLION PESOS ON ITS 23.25% PARTICIPATION IN THAT COMPANY. THEREFORE, GRUPO MODELO'S CONSOLIDATED CASH AND SHORT-TERM INVESTMENTS WERE REDUCED BY 4,494 MILLION PESOS IN APRIL, 2005.

GRUPO MODELO, S.A. DE C.V. AND SUBSIDIARIES
SALES OF BEER IN MILLION HECTOLITERS

MARKET	I-05	%	I-04	%	VAR %
DOMESTIC	7.042	69.6	6.545	72.4	7.6
EXPORT	3.083	30.4	2.495	27.6	23.6
TOTAL	10.125	100.0	9.040	100.0	12.0

GRUPO MODELO, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2005 AND 2004

(Amounts in thousands of constant Mexican pesos as of March 31, 2005)

1. INCORPORATION AND CORPORATE PURPOSE:

a) Grupo Modelo, S. A. de C. V. and Subsidiaries (Group) is mainly engaged in the production and sale of beer, which began in 1925.

b) The main activity of Grupo Modelo, S. A. de C. V. is holding 76.75% of the common stock of Diblo S.A. de C.V., whose business purpose is holding real estate and investing in shares of subsidiaries mainly involved in the production, distribution and sale of beer in Mexico and abroad. The most important companies, on the basis of their operations and stockholders' equity, are as follows:

Brewers:	Percentage of shareholding
Cervecería Modelo, S. A. de C. V.	100
Compañía Cervecera de Zacatecas, S. A. de C. V.	100
Compañía Cervecera del Trópico, S. A. de C. V.	100
Cervecería Modelo de Guadalajara, S. A. de C. V.	100
Cervecería Modelo del Noroeste, S. A. de C. V.	100
Cervecería Modelo de Torreón, S. A. de C. V.	100
Cervecería del Pacífico, S. A. de C. V.	100
Transformation of barley to malt:	
Cebadas y Maltas, S. A. de C. V.	100
Extractos y Maltas, S. A.	98
Machinery manufacturers:	

Inamex de Cerveza y Malta, S. A. de C. V.	100
Manufacturer of beer cans and crowns:	
Envases y Tapas Modelo, S. A. de C. V.	100

Agencies distributing beer and other products:	Percentage of shareholding
Las Cervezas Modelo del Occidente, S.A. de C.V.	100
Promotora Comercial del Bajío, S.A. de C.V.	100
Cervezas Modelo de La Laguna, S.A. de C.V.	100
Las Cervezas Modelo del Estado de México S.A. de C.V.	100
La Corona en San Cristóbal S.A. de C.V.	100
Las Cervezas Modelo en Morelos, S.A. de C.V.	100
Las Cervezas Modelo del Noreste, S.A. de C.V.	100
Las Cervezas Modelo en Guerrero, S.A. de C.V.	100
Las Cervezas Modelo del Sureste, S.A. de C.V.	100
Distribuidora de Cervezas Modelo en Chihuahua, S.A. de C.V.	100
Las Cervezas Modelo del Altiplano, S.A. de C.V.	100
Mercantil Michoacana, S.A. de C.V.	100
Las Cervezas Modelo del Centro, S.A. de C.V.	100
Las Cervezas Modelo en Baja California, S.A. de C.V.	100
Las Cervezas Modelo en el Pacífico, S.A. de C.V.	100
Las Cervezas Modelo en Campeche S.A. de C.V.	100
Las Cervezas Modelo en San Luis Potosí, S.A. de C.V.	100
Distribuidora de Cervezas Modelo en el Norte, S.A. de C.V.	100
Las Cervezas Modelo en Nuevo León, S.A. de C.V.	100
Las Cervezas Modelo en Sonora, S.A. de C.V.	100
Company controlling distributors of beer and other products abroad:	
Procermex, Inc.	100

The Group is in the process of merging its distribution agencies in order to improve its operations.

2. ACCOUNTING POLICIES:

The main accounting policies applied by the Group in the preparation of these consolidated financial statements are in line with generally accepted accounting principles in Mexico. These accounting principles require that Group's Management makes estimates based on circumstances and apply certain assumptions in determining the valuation of some items included in the consolidated financial statements.

The Group's Management considers that the estimates and assumptions used at the date of issuance of the consolidated financial statements are reasonable, although these estimates and assumptions could differ from their final actual effect.

The main accounting policies are summarized as follows:

a) Consolidation - The Group prepares consolidated financial statements, which include the financial situation and the results of the companies in which Diblo, S.A. de C.V. has control and direct or indirect participation of more than 50% of the common stock; significant intercompany operations have been eliminated in consolidation.

b) Basis for preparation - The consolidated financial statements of the Group include the effects of inflation on the financial information, as required by Statement B-10 and the amendments there-off, issued by the Mexican Institute of Public Accountants (MIPA).

c) Comparability - The figures shown in the consolidated financial statements and its notes thereto are stated consistently in Mexican pesos at the purchasing power of March 31, 2005, by applying factors derived from the National Consumer Price Index (NCPI).

d) Translation of the financial information of subsidiaries located abroad - Translation of the financial information of the subsidiaries abroad to Mexican pesos, required for consolidation, was conducted in accordance with the guidelines of Statement B-15 "Transactions in Foreign Currency and Translation of the Financial Statements of Operations Abroad", issued by MIPA, through the method of integrated foreign operations. The purchase exchange rate of $11.00 ($11.11 in 2004) per U.S. dollar, was used in translating monetary items; non-monetary items and the income statement were translated into Mexican pesos at the exchange rates prevailing on the dates on which the transactions that originated them were carried out. The effects derived from this translation are shown in the integral result from financing.

e) Marketable securities - The market securities correspond to financial securities related to the business purpose and financial securities available for sale and are valued at their fair value, which is similar to their market value. The fair value is the amount of money used to change a

financial asset to liquidate a financial liability among interested and willing parties, in a free market transaction.

f) Derivative financial instruments - Investments in derivative financial instruments held for trading or to hedge the risk of adverse movements in consumables are recognized as assets and liabilities at their fair value. Realized and unrealized gains or losses on those instruments are recorded in income.

g) Inventories - These items were initially recorded at acquisition cost using the last-in, first-out method, subsecuently they are restated using the replacement or manufacturing costs method. Such restatement does not exceed market value.

h) Cost of sales - Restatement of this account was carried out based on the restated value of inventories.

i) Investments in shares of associates and non-consolidated subsidiaries - Permanent investments in shares are recorded at acquisition cost and are valued by applying the equity method. The participation in the profits of associated companies which, manufacture items neccesary for the production of beer, is shown in the income statement reducing the cost of sales.

j) Property, plant and equipment - These items are recorded at acquisition cost, and are restated by applying the inflation factors derived from the NCPI, to the net replacement value determined by independent expert appraisers at December 31, 1996, and in accordance with their acquisition date, in the case of subsequent purchases to that date.

k) Construction in progress and advances to suppliers - These items are recorded at the value at which the expenditures are made, and are restated though the application of the inflation factors derived from the NCPI, according to the ageing of the expenditure.

l) Depreciation - This item was calculated based on the restated values of property, plant and equipment, taking as a base, the probable useful life as determined by independent appraisers; as for the 1997 acquisition, the useful lives are determined by the technical department of the Group.

m) Goodwill and unamortized expenses – Goodwill is determined by comparing the purchase value of permanent investments in shares and the book value of those shares, and installation and organization expenses are recorded at their acquisition cost. These items are restated, applying factors derived from the NCPI, as per the ageing of expenditures. Licenses and

permits are recorded at their acquisition cost, which, at the date of the consolidated financial statements, is similar to their market value.

n) Amortization – The original amount and restatement of installation and organization expenses are amortized by the straight-line method on the final balance of each period. The rate used for accounting purposes is 10%, except goodwill, which is amortized in the period in which the Group estimates the investment will be recovered. The practice of amortizing investments in licenses and permits is based on the straight-line method on the final balance of the period, at the rate of 5%.

o) Long-lived assets - The dispositions of the Statement C-15 "Impairment of the value of the long-lived assets and their disposal" issued by MIPA, went into effect on January 1, 2004. That statement establishes, among other issues, the general criteria for identification and, if applicable, recording of the impairment losses or the decrease in the value of long-lived tangible and intangible assets, including goodwill. Additionally, it establishes concepts such as the net sales price and fair value for the valuation of long-lived assets. The Group's Management has carried out a study to determine the fair value in their long-lived assets, the result of this study determined that there is not a relevant impairment effect that modifies the value its assets.

p) Foreign currencies - The assets and liabilities that represent rights and obligations receivable or payable in foreign currency, are translated to Mexican pesos at the exchange rate in effect on the transaction date (see Note 12). Balances at end of the period are valued at the rate of exchange in effect at the end of the year, and the resulting differences are recorded directly in the income statement, forming part of the integral result from financing.

q) Labor obligations upon retirement - Labor obligations for projected benefits, as well as unamortized items, and the net cost for the period regarding seniority premiums and pension plans were determined under the unitary cost method by independent actuaries, and are recorded in accordance with the guidelines established in Statement D-3, "Labor Obligations", issued by the MIPA. Contributions to the trusts that handle the plan assets are determined on the same basis as in prior years and correspond to the pension plans approved by the Mexican Tax Authorities.

r) Severance pay - These payments are charged to the income statement in the year in which they are made.

s) Deferred income tax and employees' profit sharing - In recognizing deferred income tax, the Group uses the method of comprehensive assets and liabilities, which consists of determining the afore mentioned tax by applying the income tax rate corresponding to temporary

differences between the accounting and fiscal values of assets and liabilities at the date of the consolidated financial statements. As for deferred employees' profit sharing there are no temporary differences between accounting result and tax base applicable in employees' profit sharing, determination which could give rise to a significant deferred asset or liability. However, fiscal dispositions that will be effective on January, 2005, have motivated that the Group records a deferred employees' profit sharing liability, against income statement of the year (See Note 10f).

t) Restatement of stockholders' equity - This account is restated by applying inflation factors derived from the NCPI, according to their ageing or contribution date. The effects of that restatement are presented in the consolidated financial statements, in each of the accounts that gave rise to them.

u) Insufficiency in the restatement of stockholders' equity - The balance of this account is represented by the algebraic sum of the items "Result from holding non-monetary assets" and "Accumulated equity monetary result" which are described below:

Result from holding non-monetary assets - This item represents the change in the value of non-monetary assets due to causes other than inflation. It is determined only when the specific cost method is used, since these costs are compared with restatements determined through the NCPI. If the specific costs are higher than the indexes, there will be a gain from said holding; otherwise, a loss will occur. The result from holding non-monetary assets generated at 1996, due to the restatement of fixed assets, is restated as the other stockholders' equity accounts.

Accumulated equity monetary result - This item is the result originated in the initial restatement of the financial statement figures.

v) Result from monetary position - This account represents the effect of inflation on monetary assets and liabilities, even though they continue to have the same nominal value. When monetary assets exceed monetary liabilities, a monetary position loss is generated, since when use of these is made, an amount equal to the nominal value will be at the Group's disposal, but with a lower purchasing power. When liabilities are greater, a gain will be obtained, since they are settled with money of lower purchasing power. Those effects are charged or credited to income, forming part of the integral result from financing.

w) Comprehensive income - Statement B-4 "Comprehensive Income" requires that items making up the gained equity during the period be shown in the statement of changes in stockholders' equity, under the item of comprehensive income.

x) Earnings per share - Earnings per share attributable to the majority interest, were calculated based on the average of common outstanding shares.

3. ACCOUNTS AND NOTES RECEIVABLE:

The balance of this account is made up as follows:

Item	2005	2004
Trade accounts receivable	$3,031,803	$2,611,464
Sundry debtors	342,325	153,896
Sellers	37,666	46,109
	3,411,794	2,811,469
Less - Allowance for doubtful accounts	(294,121)	(311,530)
	3,117,673	2,499,939
Recoverable taxes	239,762	47,711
Non-consolidated related companies (see Note 11)	48,026	30,436
Officers and employees	29,579	32,191
	3,435,040	2,610,277
Less - Short-term accounts and notes receivable	(2,360,888)	(1,546,258)
Long- Term accounts and notes receivable	$1,074,152	$1,064,019

4. INVENTORIES:

The balance of this account is made up as follows:

Item	2005	2004
Containers and packaging	$1,676,980	$1,793,051
Raw materials	1,461,499	1,110,198
Finished goods and work in process	1,156,258	1,239,087
Spare parts and accessories	623,191	600,721
Merchandise in transit and advances to suppliers	406,794	387,517
Advertising articles	108,657	114,757
	5,433,379	5,245,331
Less- Allowance for slow-moving inventories	(154,514)	(237,797)
	$5,278,865	$5,007,534

5. INVESTMENT IN SHARES OF ASSOCIATES AND NON-CONSOLIDATED SUBSIDIARIES:

a) The balance of this account is made up as follows:

Companies	Percentage of shares composing the capital stock	2005	2004
Dirección de Fábricas, S. A. de C. V. (holding company of glass container manufacturing companies)	41	$2,490,750	$2,581,394
Gondi, S. A. de C. V.	7	190,239	198,582
Foreign investments (1)	40-81	77,337	123,167
Extractos y Maltas, S. A. (2)	26 in 2004	-	111,717
		2,828,434	3,014,860
Others		49,460	52,500
		2,877,894	3,067,360
Less - Allowance for decline in book value		(67,502)	(75,197)
		$2,810,392	$2,992,163

(1) The figures shown in the consolidated financial statements do not include the financial position of Seeger Industrial, S.A., an investment grouped in foreign investments item, as the accounting policies followed by this subsidiary differ from those of the other companies comprising the Group. The investment in this subsidiary represents less than 0.02% (0.02% in 2004) of consolidated assets.

(2) On October 2004, the Group acquired 72% of Extractos y Maltas, S. A. voting right shares. Due to this, since November of the same year, figures of that subsidiary have been incorporated to the consolidation process.

b) The amount of the investment in shares of associates and non-consolidated subsidiaries includes the shareholding in the results of those entities amounting to $82,404 ($64,792 in 2004) of profit.

6. PROPERTY, PLANT AND EQUIPMENT, NET:

a) The balance of this account is made up as follows:

	2005			2004
Item	Net historical cost	Net restatement	Net total value	Net total value
Land	$ 1,248,071	$ 3,102,169	$ 4,350,240	$ 4,277,125
Machinery and equipment	10,735,525	7,051,785	17,787,310	15,586,637
Transportation equipment	2,180,576	476,385	2,656,960	2,449,034
Buildings and other structures	4,942,283	6,238,085	11,180,869	10,462,940
Computer equipment	336,529	22,835	359,364	269,655
Furniture and other equipment	398,330	118,367	516,697	507,445
Antipollution equipment	421,394	254,138	675,532	698,009
Construction in progress and advances to suppliers	5,790,533	409,007	6,199,539	6,453,674
	$26,053,240	$17,672,773	$43,726,013	$40,704,519

Depreciation for the year amounted to $548,976 ($499,168 in 2004).

b) The Group's Management estimates that completion of works in process and advances to suppliers will require an additional investment of approximately $5,546,134 ($4,221,812 in 2004), to be applied to the construction of warehouses, offices and the acquisition and installation of new production lines and the expansion of factory production capacity. This work is to be completed during the exercise of 2005 and 2006.

7. CONTINGENCIES AND COMMITMENTS:

a) The Group has a pension and seniority premium plan to cover obligations established by its labor contracts and the Mexican Federal Labor Law. These compensations are claimed only after having worked a certain number of years.

- As of the date of the consolidated financial statements the amount of the accrued liability for labor obligations upon retirement of the personnel is analyzed as follows:

Description	2005	2004
Obligations for current benefits	$4,756,589	$4,678,998
Additional amount for projected benefits	398,520	385,630
Obligations for projected benefits	5,155,109	5,064,628
Plan assets (trust fund)	(3,972,229)	(3,684,988)
	1,182,880	1,379,640
Items to be amortized over a period of 16 to 22 years:		
For adjustments to variances	(1,566,164)	(1,616,555)
For past services	(503,538)	(531,324)
Projected net assets	(886,822)	(768,239)
Additional liability made of:		
Intangible assets	483,606	541,865
Adjustment to capital	986,257	1,048,762
Accrued liability	$ 583,041	$ 822,388

- The intangible assets and the adjustment to capital are created for those subsidiaries in which the trust funds and the net current liability are less than the obligations for current benefits.

- Contributions to the trusts that manage the plan assets in the period amounted to $118,074 ($150,898 in 2004). During the period payments made by the trusts to beneficiaries amounted to $56,879 ($38,423 in 2004).

- The net cost for the period amounted to $67,938 ($77,976 in 2004), and was determined in the same manner as projected benefits obligations at an estimated real rate of return of 5%, and on average increase in salaries of 1.5% in both periods.

- The tax provisions related to pension plan and retirement funds stipulate that investments in securities issued by the Company itself or by related parties must not exceed 10% of the overall reserve for these funds, provided the securities in question are approved by the National Banking and Securities Commission. Should this percentage exceed the limit,

there is a term expiring December 31, 2006 in which to adjust the percentage in compliance with the aforementioned 10% limit.

b) There is an unmeasured liability for the severance payments that would have to be paid to personnel, in the cases provided for in the Mexican Federal Labor Law and the collective labor contract. During the period severance payments have been made for $72,735 ($49,340 in 2004).

c) Groups' Management recorded a reserve in 2004 of $185,836 in order to support expenses from its restructuring group plan, which is estimated to be carried out by late April, 2005. It mainly involves mergers among Agencies. Expenses derived from this plan will be charged through out 2005, and in the period expenditures have been made with position to this reserve for $19,144.

d) There are lawsuits filed before the authorities for different reasons. In the opinion of the Group's officers and lawyers, these matters will be resolved favorably. In any case, the result of the lawsuits will not substantially affect the consolidated financial situation nor the consolidated results of its operations.

e) As of the date of the consolidated financial statements, there are purchasing commitments for the purchase of inventories, machinery and equipment in the amount of 134 millions of U.S. dollars (108,330 millions of U.S. dollars in 2004) approximately.

f) In 2000 and 2001, straight-leasing agreements were signed for air transportation equipment, establishing mandatory terms of 10 and 7 years and monthly rent of 170,000 U.S. dollars and 24,000 U.S. dollars, respectively.

8. COMMON STOCK:

a) As of March 31, 2005 and 2004, common stock is comprised of 3,251,759,632 shares, with no par value, divided as follows:

Description	Amount
Fixed capital:	
Series A Class I shares - Without withdrawal rights, represented by 1,459,389,728 fully subscribed and paid-in common voting shares; these shares must always represent 56.10% of the total shares of the common stock with voting rights; and may be acquired directly or	

indirectly only by Mexican individuals or corporations (historical value)	$ 785,996
Variable capital:	
Series B Class II shares - Represented by 1,142,017,984 fully subscribed and paid-in common voting shares, which in no case may represent more than 43.90% of the total voting shares of the common stock, and will be subject to no subscription limitations (historical value)	1,085,855
Series C Class II shares - Represented by 650,351,920 fully subscribed and paid-in nonvoting shares; which in no case may represent more than 20% of the common stock (historical value)	967,801
	2,839,652
Effect of restatement	11,941,285
	$14,780,937

b) Composition of updating of some shareholder's equity accounts:

ITEM	NET HISTORICAL COST	NET RESTATEMENT	NET RESTATEMENT
CAPITAL	2,839,652	11,941,285	14,780,937
SHARE PREMIUM	193,388	790,988	984,376
ACCUMULATED PROFITS:			
LEGAL RESERVE	1,306,623	532,094	1,838,717
RESERVE FOR ACQUISITON OF OWN SHARES	150,000	471,767	621,767
TO BE APPLIED	24,962,625	10,227,535	35,190,160
PROFIT FOR THE PERIOD	1,516,710	5,681	1,522,391
TOTAL	$ 30,968,998	$ 23,969,350	$ 54,938,348

9. COMPREHENSIVE INCOME:

Grupo's comprehensive income for the year is made up as follows:

Description	2005	2004
Profit for the year	$1,982,847	$1,521,315
Result from holding non-monetary assets	94,768	(43,337)
Comprehensive income	$2,077,615	$1,477,978

10. INCOME TAX, ASSET TAX, EMPLOYEES' PROFIT SHARING AND RESTRICTIONS ON PROFITS:

a) The income tax and asset tax provision as of March 31 is made up as follows:

Item:	2005	2004
Income tax incurred	$1,115,018	$1,077,125
Asset tax	8,100	8,649
Deferred income tax	5,464	(8,422)
	$1,128,582	$1,077,352

b) As a result of the ammendments to the Income Tax Law made in 2001 and in effect since January 1, 2002, the income tax rate has been reduced annually since 2003 so that it will reach the nominal rate of 32% in 2005. Subsequently, on January 1, 2005, new amendments were made to Income Tax Law regarding the annual reduction of the tax rate until it reaches the nominal rate of 28%, in 2007. The income tax caused in the period was determined applying the rate from 33% to the fiscal result, (33% in 2004). The rate used to calculate deferred income tax was 28% (32% in 2004).

c) Deferred taxes and employee's profit sharing – The main temporary items giving rise to this liability at the date of these consolidated financial statements are analyzed as follows:

Item:	2005	2004
Fixed assets and other assets	$5,477,881	$5,741,560
Inventories (Acumulated in 2005, non deductible in 2004)	1,239,220	1,416,871
Labor obligations upon retirement	233,455	250,130
Others	475,027	(222,211)
Subtotal	7,425,583	7,186,350

Tax credits corresponding to:		
Asset tax recoverable	(99,753)	(93,357)
Tax losses	(2,149)	(36,159)
Total deferred tax liability	7,323,681	7,056,834
Deferred employees' profit sharing	268,405	-
Total deferred tax and employees' sharing	$7,592,086	$7,056,834

d) At the date of the consolidated balance sheet, there are tax losses that will affect the consolidated tax result by $10,935 ($41,652 in 2004), that can be amortized against future tax profits, after restatement. In this year, prior years' tax losses in the amount of $3,254 ($7,459 in 2003), at historical values, have been amortized.

e) Asset tax is calculated by applying the rate of 1.8% over the net amount of certain assets and liabilities and is paid only when asset tax exceeds income tax of the year.

f) Employee's profit sharing is calculated by applying the rate of 10% over the amount determined in accordance with the special rules set forth in the Income Tax Law.

Fiscal regulations in effect since January 2005, establish that the contributors could decide whether to consider the inventory stock as a taxable income as of December 31, 2004, approvising them to follow the first-in, first-out method, or not to deduct the final inventory balance at the date mentioned, when it will be consumed or sold.

Employee's profit sharing provision as of March 31, is made up as follows:

Item	2005	2004
Current employees' profit sharing	$ 229,380	$ 265,210
Deferred employees' profit sharing	(35,714)	-
	$ 193,666	$ 265,210

g) At the date of the consolidated financial statements, there is asset tax in the amount of $231,300 ($190,409 in 2004) which can be refunded in the following ten years, after restatement, provided income tax exceeds asset tax in any of those periods.

- Certain companies incurred no income tax, and therefore, the asset tax for the year is considered as an account receivable for those companies when there is certainty that said amount can be credited against income tax in future periods; this is shown in the consolidated balance sheet, together with deferred tax, as provided for in Statement D-4 by $99,753 ($93,357 in 2004).

- Asset tax incurred by the controlled companies, where there is no certainty that the tax can be recovered and it exceeds income tax, was charged directly to results for the period, and amounted to $8,062 ($8,223 in 2004).

h) Grupo Modelo S.A. de C.V., together with its direct and indirect subsidiaries, is authorized to determine income tax as per the tax consolidation regime, as specified in the Income Tax Law. The main points of the consolidated tax result are as follows:

- Until 2004, the consolidation percentage of shareholding in subsidiaries is determined by multiplying the real participation of the controlling company in the controlled companies by a factor of 0.60. Fiscal disposition in effect January 1st, 2005, stablish that the tax result of each controlled company will be multiply by percentage of direct or indirect shareholding

- Until 2004 the consolidated tax result of, must be, multiplied by a factor of 0.60.

- Those companies, in which the direct or indirect participation through another controlled company does not exceed 50%, must not be included in the consolidation process.

- Tax losses of the controlling or controlled companies arising on an individual basis may not be amortized under current tax dispositions, but must be added to the consolidated profit from the consolidated tax result of the period in which the right is lost.

i) In the event of capital distribution (in cash or assets), retained earnings are subject to income tax payable by the company which is considered to be a final payment, on the basis of the following:

- Dividends paid out from the Net Tax Income Account (CUFIN) are not subject to income tax. Any amount paid in excess is subject to 30% income tax in 2005 on the result of multiplying the dividend paid by the factor of 1.4286; the corresponding tax may be credited against the company's income tax determined in the current year or over the following two years. Dividends paid are not subject to any withholding tax.

- Dividends arising from the Net Reinvested Tax Income Account (CUFINRE) are subject to a 5% income tax rate. The rate is 3% for net reinvested tax profit raised in 1999.

- In 1999, the income tax rate was changed, with the general rate established at 35%, implementing a deferral program for profit reinvestment, and applying the 30% rate to reinvested tax profits. The remaining 5% tax becomes payable in the period in which said reinvested tax profits are decreed as dividends. This procedure remained in effect up to 2001, and the tax deferral from CUFINRE will not be applied until dividends are paid in future years.

- As of the date of the consolidated financial statements, the balances of the net tax income account are as follows:

Item	2005	2004
CUFIN	$ 16,322,318	$ 15,715,684
CUFINRE	$ -	$ 2,483,817

j) **In the event of a capital reduction, the excess of stockholders' equity the tax contribution account of capital, the latter restated in accordance with the procedures established in the Income Tax Law, is accorded the same tax treatment as dividends.**

11. TRANSACTIONS WITH NON-CONSOLIDATED RELATED COMPANIES:

The main transactions entered into with non-consolidated related companies are analyzed as follows:

Description	2005	2004
Purchases of:		
Containers and packaging	$1,047,586	$ 930,544
Raw materials	66,687	63,070
Machinery	48,820	30,585
	$1,163,093	$1,024,199
Sales of:		
Recyclable materials	$ 50,164	$ 20,965
Machinery and maintenance services	-	886

	$ 50,164	$ 21,851

12. FOREIGN-CURRENCY POSITION AND TRANSACTIONS:

a) As of the consolidated balance-sheet date, the Group has the following position in thousands of U.S. dollars:

Description	2005	2004
Assets	128,407	112,018
Liabilities	43,521	32,627

b) These currencies are valued at the following exchange rates:

	Assets	Liabilities
At the market exchange rate of $11.00 pesos for assets and $11.15 pesos for liabilities per U.S. dollar	$1,412,477	$485,259

c) At the date of the consolidated financial statements, there were inventories amounting to 57,709 thousand U.S. dollars (48,801 thousand U.S. dollars in 2004), which, for the most part can only be acquired abroad.

d) During the year, the following operations were carried out in thousands of U.S. dollars:

Description	2005	2004
Exportation of finished goods	273,074	218,994
Collection of royalties	33,434	27,027
Exportation of packaging and other materials	15,285	3,356
	321,793	249,377
Purchase of inventories	23,232	19,503
Freight, advertising, taxes and duties, and other items	73,332	42,360
Purchase of machinery and payment of other services	13,642	23,659
Purchase of spare parts	2,156	-

	112,362	85,522
Net	209,431	163,855

13. INFORMATION PER SEGMENT:

Segment data is analyzed as follows:

2005	Income	Consolidated Net profit	Identifiable assets
Domestic	$ 7,679,581	$1,269,022	$ 75,282,559
Exports	3,077,790	713,825	1,075,235(1)
	$ 10,757,371	$1,982,847	$76,357,794
2004			
Domestic	$ 7,048,700	$1,043,622	$68,425,633
Exports	2,539,121	477,693	944,264
	$ 9,587,821	$1,521,315	$69,369,897

(1) This amount solely includes assets related with beer distribution abroad.

14. FINANCIAL INSTRUMENTS:

Financial instruments potentially subject to risk concentration consist mainly of accounts receivable and temporary investments. The Group places cash surpluses at prestigious credit institutions. Credit risk concentration concerning accounts receivable is limited, due mainly to the large number of customers and their geographic distribution. The Group considers that the allowance for doubtful accounts properly covers those that could represent a risk of recovery, and continually monitors their behavior. When necessary, the estimation is adjusted.

MEXICAN STOCK EXCHANGE
SIFIC /ICS

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

QUARTER 1 YEAR: 2005

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERS (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
DIBLO, S.A. DE C.V.		243,229,213	76.75	2,912,876	48,036,141
TOTAL INVESTMENT IN SUBSIDIARIES				**2,912,876**	**48,036,141**
ASSOCIATEDS					
1 DIRECCION DE FABRICAS, S.A. DE C.V.	HOLDING	165,000,000	41.05	65,824	2,490,750
2 GONDI, S.A. DE C.V.	HOLDING	202,489,721	7.16	195	190,239
3 SEEGER INDUSTRIAL, S.A. DE C.V.	MACHINERY MANUFACTURES	248,000	81.30	9,274	77,337
4 RESERVE FOR IMPAIRMENT		1	0	0	(67,502)
TOTAL INVESTMENT IN ASSOCIATEDS				**75,293**	**2,690,824**
OTHER PERMANENT INVESTMENTS					**119,568**
TOTAL					**50,846,533**

NOTES

GRUPO MODELO, S.A. DE C.V. IS A HOLDING COMPANY THAT OWNS 76.75% OF THE CAPITAL STOCK OF DIBLO, S.A. DE C.V. WHOSE MAIN BUSINESS IS REAL STATE AND INVESTMENT IN SHARES OF SUBSIDIARIES RELATED TO THE PRODUCTION, DISTRIBUTION AND SALE OF BEER IN MEXICO AND ABROAD, THE MOST IMPORTANT COMPANIES ARE LISTED IN ANNEX 2 " COMPLEMENTARY NOTES TO THE FINANCIAL STATEMENTS".

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSAND OF PESOS)

QUARTER: 1 YEAR: 2005

FINAL PRINTING

CREDIT TYPE / INSTITUTION	AMORTIZATION DATE	RATE OF INTEREST	DENOMINATED IN PESOS		AMORTIZATION OF CREDITS IN FOREIGN CURRENCY WITH NATIONAL ENTITIES (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREING CURRENCY WITH FOREING ENTITIES (THOUSANDS OF $) TIME INTERVAL					
SUPPLIERS			UNTIL 1 YEAR	MORE THAT 1 YEAR	ACTUAL YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS OR MORE	ACTUAL YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEAR
SUPPLIERS																
BOTTLES			291,905	0	0	0	0	0	0	0	0	0	0	0	0	0
PACKING			167,129	0	0	0	0	0	0	0	798	0	0	0	0	0
CAN			18,159	0	0	0	0	0	0	0	0	0	0	0	0	0
FUEL			56,639	0	0	0	0	0	0	0	119	0	0	0	0	0
ADVERTISING			41,213	0	0	0	0	0	0	0	5,451	0	0	0	0	0
SPARE PARTSD			38,601	0	0	0	0	0	0	0	12,260	0	0	0	0	0
LABELS			1,110	0	0	0	0	0	0	0	1,986	0	0	0	0	0
FREIGHT			23,994	0	0	0	0	0	0	0	5,216	0	0	0	0	0
ELECTRICITY			2,668	0	0	0	0	0	0	0	0	0	0	0	0	0
WATER AND ICE			12,466	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER RAW MATERIALS			20,354	0	0	0	0	0	0	0	122,438	0	0	0	0	0
MACHINERY AND EQUIPMENT			5,528	0	0	0	0	0	0	0	34,677	0	0	0	0	0
SERVICES			10,437	0	0	0	0	0	0	0	94,277	0	0	0	0	0
PALLET			9,033	0	0	0	0	0	0	0	0	0	0	0	0	0
FEES			2,681	0	0	0	0	0	0	0	3,582	0	0	0	0	0
MAINTENANCE			11,902	0	0	0	0	0	0	0	401	0	0	0	0	0
COMPUTER EQUIPMENT			63,930	0	0	0	0	0	0	0	0	0	0	0	0	0
ELECTRIC EQUIPMENT			20	0	0	0	0	0	0	0	0	0	0	0	0	0
MAIL AND PHONE			254	0	0	0	0	0	0	0	0	0	0	0	0	0
SOFT DRINKS			7,318	0	0	0	0	0	0	0	0	0	0	0	0	0
CORN			40,463	0	0	0	0	0	0	0	0	0	0	0	0	0
CUSTOM EXPENSES			3,087	0	0	0	0	0	0	0	0	0	0	0	0	0
PROMOTIONAL ITEMS			3,140	0	0	0	0	0	0	0	5,570	0	0	0	0	0
RICE			191	0	0	0	0	0	0	0	0	0	0	0	0	0
CONSTRUCTION LIABILITIES			7,860	0	0	0	0	0	0	0	0	0	0	0	0	0
TOLL			132	0	0	0	0	0	0	0	0	0	0	0	0	0
STATIONERY			1,085	0	0	0	0	0	0	0	0	0	0	0	0	0
CHEMICAL PRODUCTS			15,292	0	0	0	0	0	0	0	1,514	0	0	0	0	0
CLEANING MATERIALS			24	0	0	0	0	0	0	0	0	0	0	0	0	0
PLANE TICKETS			15	0	0	0	0	0	0	0	0	0	0	0	0	0
INSURANCE			923	0	0	0	0	0	0	0	0	0	0	0	0	0
WINE AND LICORS			8	0	0	0	0	0	0	0	0	0	0	0	0	0
GROSERIES			464	0	0	0	0	0	0	0	0	0	0	0	0	0
REFRIGERATION EQUIPMENT			3,681	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHERS			254,125	0	0	0	0	0	0	0	2,041	0	0	0	0	0
BEER			0	0	0	0	0	0	0	0	61,700	0	0	0	0	0
MALT			0	0	0	0	0	0	0	0	0	0	0	0	0	0
LEASING			0	0	0	0	0	0	0	0	1,019	0	0	0	0	0
BARLEY			110	0	0	0	0	0	0	0	171	0	0	0	0	0
HOPS			0	0	0	0	0	0	0	0	8,814	0	0	0	0	0
TOTAL SUPPLIERS			1,115,941	0	0	0	0	0	0	0	360,034	0	0	0	0	0
OTHER LIABILITIES			1,854,368	0	0	0	0	0	0	0	125,703	0	0	0	0	0
TOTAL CURRENT LIABILITIES AND OTHER CREDITS			1,854,368	0	0	0	0	0	0	0	125,703	0	0	0	0	0
			2,970,309	0	0	0	0	0	0	0	485,737	0	0	0	0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

QUARTER 1 YEAR 2005

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)
ANNEX 6

Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	
TOTAL ASSETS	128,370	1,412,070	37	407	1,412,477
LIABILITIES POSITION	40,648	453,226	2,873	32,033	485,259
NET BALANCE	87,722	958,844	-2,836	-31,626	927,218

NOTES:

THE U.S. DOLAR IS VALUED AT THE EXCHANGE RATE OF $11.00 PESOS FOR ASSETS AND $ 11.15 PESOS FOR LIABILITIES PER U.S. DOLLAR

THE POSITION IN FOREIGN CURRENCY HELD IN OTHER CURRENCIES WITH ITS EQUIVALENT IN DOLLARS, THE LIABILITIES CORRESPONDS TO EUROS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

QUARTER 1 YEAR: 2005

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	21,220,861	4,258,737	(16,962,124)	0.00	(603)
FEBRUARY	20,887,793	3,906,724	(16,981,069)	0.00	(56,576)
MARCH	21,797,155	4,045,915	(17,751,240)	0.00	(62,090)
ACTUALIZATION:	0	0	0	0	(275)
CAPITALIZATION:	0	0	0	0	0
FOREIGEN CORP.:	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL					(119,544)

NOTES

QUARTER 1 YEAR 2005

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
============= NOT APPLY ===============

ACTUAL SITUATION OF FINANCIAL LIMITED
============= NOT APPLY ===============

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

QUARTER 1 YEAR 2005

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
CERVECERIA MODELO, S.A. DE C.V.	BREWERY	11,100	94
CERVECERIA MODELO DE GUADALAJARA, S.A. DE C.V.	BREWERY	5,050	94
CIA CERVECERA DEL TROPICO, S.A. DE C.V.	BREWERY	8,000	92
CERVECERIA DEL PACIFICO, S.A. DE C.V.	BREWERY	2,000	67
CERVECERIA MODELO DE TORREON, S.A. DE C.V.	BREWERY	2,850	50
CERVECERIA MODELO DEL NOROESTE, S.A. DE C.V.	BREWERY	3,000	64
CIA CERVECERA DE ZACATECAS, S.A. DE C.V.	BREWERY	20,000	69
CEBADAS Y MALTAS, S.A. DE C.V.	TRANSFORMATION OF BARLEY INTO MALT	150	100
EXTRACTOS Y MALTAS, S.A.	TRANSFORMATION OF BARLEY INTO MALT	90	87

NOTES:

THE INSTALLED CAPACITY IN THE BREWERIES IS MEASURED IN THOUSANDS OF HECTOLITERS AND FOR THE TRANSFORMATOR OF BARLEY INTO MALT, IN THOUSANDS OF TONS.

MEXICAN STOCK EXCHANGE
SIFIC /ICS

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

QUARTER 1 YEAR: 2005

MAIN RAW MATERIALS

ANNEX 10

Final Printing

DOMESTIC	MAIN SUPLIERS	FOREIGN	MAIN SUPLIERS	DOM. SUBST.	COST PRODUCTION
MALT	CEBADAS Y MALTAS, S.A. DE C.V.	MALT	CARGILL MALT	SI	
MALT	EXTRACTOS Y MALTAS, S.A,	MALT	PRAIRIE MALT LIMITED	SI	
		MALT	INTERNATIONAL MALTING CO.	SI	8.09
CORN	ARANCIA COC, S.A. DE C.V.				3.72
RICE	IPACPA, S.A. DE C.V.				0.47
		HOPS	JOHN I.HASS, INC S.S.STEINER INC	NO	0.89

MEXICAN STOCK EXCHANGE
SIFIC /ICS

QUARTER 1 YEAR 2005

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
BEER	10,249	4,017,955	7,043	6,469,453		NEGRA MODELO	
		0	0			CORONA	
		0	0			MODELO ESPECIAL	
		0	0			VICTORIA	CONSUMER
		0	0			PACIFICO	
		0	0			ESTRELLA	
		0	0			MODELO LIGHT	
		0	0			LEON	
		0	0			MONTEJO	
OTHER INCOME		0	0	1,210,128			
TOTAL		4,017,955		7,679,581			

MEXICAN STOCK EXCHANGE
SIFIC /ICS

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

QUARTER 1 YEAR 2005

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
BEER		0	3,083	3,077,790	U.S.A.	CORONA	CONSUMER
		0	0		CANADA	MODELO ESPECIAL	
		0	0		EUROPA	NEGRA MODELO	
		0	0		ASIA	CORONA LIGHT	
		0	0		LATINOAMERICA	PACIFICO	
TOTAL				3,077,790			

NOTES

THE VOLUME IS PRESENTED IN THOUSAND OF HECTOLITERS
THE AMOUNT IS PRESENTED IN THOUSAND OF PESOS
IN THE ANNEX 11 "DOMESTIC SELLS" THE TOTAL PRODUCTION IS 10,249 THOUSAND HECTOLITERS AND INCLUDES THE PRODUCTION FOR THE DOMESTIC AND EXPORT MARKETS, BECAUSE THE EXPORT PRODUCTION CAN NOT BE CAPTURED

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 1 YEAR: **2005**
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		13	1,459,389,728		1,459,389,728		785,996	
B		13		1,142,017,984		1,142,017,984		1,085,855
C		13		650,351,920		650,351,920		967,801
TOTAL			**1,459,389,728**	**1,792,369,904**	**1,459,389,728**	**1,792,369,904**	**785,996**	**2,053,656**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
3,251,759,632
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

TICKER NAME: GMODELO
GRUPO MODELO, S.A. DE C.V.

QUARTER: 1 YEAR: 2005

Information on Projects
(Project, Amount Spent and Percentaje of Completion)

ANNEX 13

CONSOLIDATED
Final Printing

THE AMOUNT OF PS. 6,199,539 (6,453,674 IN 2004) OF WORK IN PROGRESS AND ADVANCES TO SUPPLIERS, SHOWN IN NOTE 6 TO THE FINANCIAL STATEMENTS INCLUDED IN ANNEX 2, CORRESPONDS TO INVESTMENTS FOR THE CONSTRUCTION OF WAREHOUSES, ADMINISTRATIVE OFFICERS, REPLACEMENT AND INSTALLATION OF BOTTLING LINES AND EXPANSION OF PRODUCTION CAPACITY. TO COMPLETE THE INDICATED WORK AND ADDITIONAL INVESTMENT OF APPROXIMATELY PS. 5,546,134 (4,221,812 IN 2004) IS REQUIRED AND IT IS ESTIMATED THAT THE WORK WILL BE COMPLETED DURING OF 2005 AND 2006.

TICKER NAME: GMODELO
GRUPO MODELO, S.A. DE C.V. QUARTER: 1 YEAR: 2005

Transactions in Foreign Currency and Conversión of Financial Statements of Foreign Operations
(Information related to Bulletin B-15)

ANNEX 14

CONSOLIDATED
Final Printing

THE CONVERSION TO MEXICAN PESOS OF THE FINANCIAL INFORMATION OF FOREING SUBSIDIARIES, REQUIRED FOR CONSOLIDATION, WAS MADE IN ACCORDANCE WITH THE GUIDELINES OF BULLETIN B-15 "TRANSACTIONS IN FOREIGN CURRENCY AND CONVERSION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS", ISSUED BY THE IMCP, FOLLOWING THE METHOD OF INTEGRATED FOREIGN OPERATION; FOR THE CONVERSION OF MONETARY ENTRIES, THE FREE BUYING EXCHANGE RATE OF PS. 11.00 PER UNITED STATES DOLLAR WAS USED; NON-MONETARY ENTRIES AND THE PROFIT AND LOSS STATEMENT WERE CONVERTED TO MEXICAN CURRENCY IN ACCORDANCE WITH THE EXCANGE RATE IN EFFECT ON THE DATE ON WHICH THE TRANSACTIONS GIVING RISE TO THEM WERE EFFECTUATED. THE RESULTS OF THIS CONVERSION ARE PRESENTED WITHIN THE INTEGRAL RESULT OF FINANCING.

ON THE OTHER HAND THERE IS NO RESTRICTION ON TRANSFER OF CURRENCIES IN THE COUNTRIES WHERE THE FOREIGN SUBSIDIARIES ARE LOCATED.

THE AMOUNT OF FINANCIAL ASSETS AND LIABILITIES OF THE FOREIGN SUBSIDIARIES IS:

(THOUSANDS OF DOLLARS)

DESCRIPTION	2005	2004
ASSETS	88,619	67,839
LIABILITIES	23,204	14,977
NET ASSETS	65,415	52,862

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE: **GMODELO**
GRUPO MODELO, S.A. DE C.V.

QUARTER: **1** YEAR: **2005**

Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FORM: **01 JANUARY TO 31 MARCH 2005 AND 2004** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF TE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF MEXICAN NATIONAL BANK AND STOCK COMMISION (COMISION NACIONAL BANCARIA Y DE VALORES)

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. EMILIO FULLAONDO BOTELLA
DIRECTOR DE FINANZAS

C.P. NARCISO GALVEZ PEÑA
CONTRALOR GENERAL CORPORATIVO

MEXICO, D.F. AT APRIL 27, 2005

STOCK EXCHANGE CODE: GMODELO **DATE: 15/04/2005**
GRUPO MODELO, S.A. DE C.V.

ADMINISTRATION MEMBER

CHAIRMAN

ANTONINO FERNANDEZ RODRIGUEZ

DIRECTORS

MA. ASUNCION ARAMBURUZABALA LARREGUI
MARK BOBAK
AUGUST A. BUSCH III
EMILIO CARRILLO GAMBOA
VALENTIN DIEZ MORODO
ANTONINO FERNANDEZ RODRIGUEZ
CARLOS FERNANDEZ GONZALEZ
LUIS JAVIER GONZALEZ CIMADEVILLA
PABLO GONZALEZ DIEZ
THOMAS HEATEHR R.
ROBERTO HERNANDEZ RAMIREZ
JAMES R. JONES
ROGELIO RAMIREZ DE LA O.
ANNE RICHARDS
JUAN SANCHEZ NAVARRO Y PEON
THOMAS W. SANTEL
JAIME SERRA PUCHE
PEDRO SOARES
ALEJANDRO STRAUCH

ALTERNATE DIRECTORS

LUIS MIGUEL ALVAREZ PEREZ
MARIO ALVAREZ YATES
LUCRECIA ARAMBURUZABALA LARREGUI DE F.
RANDOLPH BAKER
STEPHEN K. LAMBRIGHT
JOHN PURNELL
LUIS MANUEL SANCHEZ CARLOS
JOAQUIN SORDO BARBA
LUIS GERARDO SORDO SORDO
PATRICK STOKES
AUGUST A. BUSCH IV
ALFONSO CERVANTES RIBA
JUAN CINTRON PATTERSON
FERNANDO DEL CASTILLO ELORSA
JOHN F. KELLY
LAURENTINO GARCIA GONZALEZ
CESAREO GONZALEZ DIEZ
STEPHEN J. BURROWS
WILLIAM J. KIMMINS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

STOCK EXCHANGE CODE: **GMODELO** **DATE: 15/04/2005**
GRUPO MODELO, S.A. DE C.V.

ADMINISTRATION MEMBER

STATUTORY EXAMINERS

MIGUEL ORTIZ AGUILAR
ALBERTO TIBURCIO CELORIO

ALTERNATE STATUTORY EXAMINERS

AGUSTIN AGUILAR LAURENTS
RAFAEL MAYA UROSA

SECRETARY

JORGE SIEGRIST PRADO

ALTERNATE SECRETARY

JUAN SANCHEZ-NAVARRO REDO

ENCLOSURE H

GRUPO MODELO S.A. DE C.V.
GENERAL ORDINARY SHAREHOLDERS' MEETING
APRIL 18, 2005

In Mexico City, Federal District, corporate domicile of Grupo Modelo S.A. de C.V., being 13:00 hours of April 18, 2005, the shareholders signing this document held a meeting at the *Salón Constelaciones* "C" of the Nikko Hotel, located at Campos Elíseos 204, Colonia Polanco, 11560, México, D.F., with the purpose of holding a general ordinary shareholders' meeting of Grupo Modelo S.A. de C.V., duly called through the publications in the newspapers "*El Economista*", "*Reforma*", and "*El Financiero*", as well as in the "Daily Gazette of the Federation" [*Diario Oficial de la Federación*] on the 23rd of March, 2005".

Pursuant to the terms of Article Thirty First of the By-Laws, the Chairman of the Board, Mr. Antonino Fernández Rodríguez presided over the meeting, and Mr. Jorge Siegrist Prado acted in his capacity of Secretary. Public accountants Miguel Ortiz Aguilar and Alberto Tiburcio Celorio who acted as Statutory Auditors of the Company also attended the meeting.

Pursuant to Article Thirty First of the By-Laws, the Chairman of the Board appointed Mr. Alfredo García Hernández and Mr. José Pares Gutiérrez as tellers. Upon their acceptance of the position as tellers, and in such capacity, they reviewed the admission cards issued to the shareholders by the Company's Secretary, as well as the proxies shown by the representatives of the shareholders; they certified that 1,459,389,728 Series "A" ordinary shares were duly represented in the meeting, and 1,142,017,984 Series "B" ordinary shares were also represented, which together, represent the aggregate voting shares included in the capital stock of Grupo Modelo S.A. de C.V.

Based on the tellers' result, and by virtue of the publication of the call for this meeting, in the form, and with the proper notice set forth in the By-Laws, the Chairman of the Board declared the meeting as legally installed.

The shareholders' unanimously approved the Chairman's statement regarding the legal installation of the meeting, and therefore, the Chairman requested the Secretary to read the Meeting's Agenda contained in the relevant call for the meeting, which agenda is transcribed as follows:

AGENDA

I. Board of Directors' report regarding the fiscal year ending December 31, 2004, pursuant to the terms of Article 172 of the General Corporations Law [*Ley General de Sociedades Mercantiles*], including the financial statements of the Company and the Statutory Auditors' report, as well as the Auditing Committee report. Resolutions regarding this matter.

II. Proposals regarding the application of the profits or losses; including the one in relation with the dividend payment in cash for an amount of $3,414,347,613.60 Mexican Pesos, which is equivalent to $1.05 Mexican Pesos per share. Resolutions regarding this matter.

III. Remuneration for the Directors of the Board and for the Principal and Alternate Statutory Auditors; for the Secretary and for the Assistant Secretary of the Company. Resolutions regarding this matter.

IV. Appointment or confirmation, if applicable, of the members of the Board of Directors of the Company; appointment or confirmation, if applicable, of the Company's Principal and Alternate Statutory Auditors, as well as of the Company's Secretary and Assistant Secretary. Resolutions regarding this matter.

V. Appointment and confirmation, if applicable, of the members of the Company's Executive Committee. Resolutions regarding this matter.

VI. Appointment of the delegates who apply and perform the resolutions adopted by this meeting, and, if applicable, notarize the same.

Thereafter, the meeting presented the issues contained in the Agenda under the following terms:

FIRST. In connection with the first issue of the Meeting's Agenda and in compliance with Article 172 of the General Corporations Law, by request of the Chairman and the Chief Executive Officer of the Company, Mr. Carlos Fernández, read the report presented by the Board of Directors regarding the businesses and transactions of the Company during the fiscal year ending December 31, 2004, in which reference is made to the main policies applied by the management and to the main projects.

Eng. Mr. Fernández made reference to the consolidated and unconsolidated financial statements of Grupo Modelo S.A. de C.V., for the fiscal year ending December

31, 2004, which include the balance sheet, the income statement and changes in the financial condition and equity items, as well as the corresponding clarifying notes.

The Company's Statutory Auditors submitted their reports in which they stated that the policies and the accounting principles as well as the information criteria by which the Company's management abide in regard to the preparation of the financial statements, are adequate as of December 31, 2004, and that the information submitted demonstrated in a truthful and sufficient manner the financial situation of the Company, thus both the Statutory Auditors recommended the approval of the Board of Directors regarding the financial information presented. On the other hand, the Secretary read the report submitted by the Auditing Committee.

The Secretary then referred to a resolutions' proposal presented in connection with this issue of the Agenda by Banco Nacional de México, S.A., Divisi6n Fiduciaria, in its capacity of holder of 1,459,389,728 Series "A" shares.

Once the resolutions' proposal referred to above was heard by the shareholders, the following resolutions were adopted by unanimous vote.

RESOLUTIONS

"**1.-** The report is deemed submitted and the same is approved within its terms which, in compliance with Article 172 of the General Corporations Law is presented by the Board of Directors to the general ordinary shareholders' meeting of Grupo Modelo S.A. de C.V., in connection with the Company's transactions during the fiscal year ended on December 31, 2004. Please attach a copy of such report to the file of the minutes of the meeting".

"**2.-** It is considered that the Auditing Committee report is presented and approved within its terms, which committee is integrated by Mr. Emilio Carrillo Gamboa, Mr. Thomas Heather Rodríguez and Mr. Joaquín Sordo Barba, as well as the reports submitted by the Statutory Auditors, public accountants Mr. Miguel Ortiz Aguilar and Mr. Alberto Tiburcio Celorio, in connection with the Financial Statements of Grupo Modelo S.A. de C.V., as of December 31, 2004. Please attach a copy of such reports to the file of the minutes of the meeting".

"**3.-** The financial statements of Grupo Modelo S.A. de C.V. as of December 31, 2004 are deemed filed and approved in every respect. Please attach a copy of such report to the file of the minutes of the meeting".

"**4.-** By virtue of the above mentioned resolutions, the duties of the Board of Directors during the fiscal year ending on December 31, 2004 were approved".

SECOND. Regarding the second issue of the Agenda, the Chairman of the Board requested the Secretary to inform the meeting of a proposal presented by the Board of Directors regarding the application of the profits and losses. During his speech, the Secretary stated that after setting aside the relevant amounts from the legal reserve of the Company, and after determining the amount which may be used to acquire its own shares, there is a proposal to pay a dividend in cash of the outstanding shares which amounts to $3,414,347,613.60 Mexican Pesos, which is equivalent to a dividend of $1.05 Mexican Pesos per outstanding share.

Once the shareholders heard the proposal regarding the application of the profits and losses presented by the Board of Directors, the following resolution was unanimously adopted.

RESOLUTION

"**5.-** Since the financial statements corresponding to the fiscal year ended on December 31, 2004 were approved, it is stated that the following amounts are available to the meeting: from the balance of past years' net profits, an amount of $28,766,903,820.60 Mexican Pesos (Twenty eight thousand seven hundred and sixty six millions, nine hundred and three thousand, eight hundred and twenty pesos, 60/100 Mexican Pesos); and from the net profits of the fiscal year ending on December 31, 2004, an amount of $6,182,907,032.00 Mexican Pesos (Six thousand one hundred and eighty two millions, nine hundred and seven thousand and thirty two pesos, 00/100 Mexican Pesos), which amounts to a total of $34,949,810,852.60 Mexican Pesos (Thirty four thousand nine hundred and forty nine millions, eight hundred and ten thousand and eight hundred and fifty two pesos, 60/100 Mexican Pesos), and in connection therewith, the following application of profits and losses is approved:

a) An amount of $309,145,351.60 Mexican Pesos (Three hundred and nine millions, one hundred and forty five thousand and three hundred and fifty one 60/100 Mexican Pesos), which is equivalent to a 5% of the net profits amount for the fiscal year 2004, shall be applied to the legal reserve of the Company,

b) The total amount of resources destined to the acquisition of its own shares shall be $619,599,432.00 Mexican Pesos (Six hundred and ninety millions, five hundred and ninety nine thousand and four hundred and thirty two Mexican Pesos).

c) It is agreed that the amount of $3,414,347,613.60 Mexican Pesos (Three thousand four hundred and fourteen millions, three hundred and forty seven thousand and six hundred and thirteen Mexican Pesos) from the balance of the net profits account to be applied, shall be distributed to the holders of the shares representing the capital stock, as dividend in cash on account of the balance of the reinvested net fiscal profits account and from the net fiscal profits account, considering $1.05 (One peso and five cents) for every one of the 3,251,759,632 outstanding shares, payable in full in one installment as of April 25, 2005, in exchange of the coupon No. 13 of its own shares certificates".

THIRD. Regarding the third issue of the Agenda, by request of the Chairman of the Board, the Secretary informed the Board of Directors of a proposal submitted by Banco Nacional de México, S.A., Divisiõn Fiduciaria as to the remuneration for the members of the Board of Directors, the Principal and Alternate Statutory Auditors, the Secretary and the Assistant Secretary, which remunerations amount to $26,250.00 Mexican Pesos per attendance to each meeting of the Company's Board of Directors, Auditing Committee and Executive Committee.

Following the presentation of the above mentioned proposal, the holders of all the shares represented in the meeting unanimously adopted the following:

RESOLUTION

"6.- It is agreed to pay to the directors and alternate members of the Board of Directors, the Auditing Committee, the Executive Committee, the Statutory Auditors, the Secretary and Assistant Secretary of the Company, as emolument for performing their duties in such capacities, an amount in cash of $26,250.00 Mexican pesos (Twenty six thousand and two hundred and fifty pesos, 00/100 Mexican Pesos), per attendance to each meeting of the Board and of the corresponding Committee, subject to the payments regarding the applicable tax withholdings."

FOURTH. Regarding the fourth issue of the Agenda, by request of the Chairman of the Board, the Secretary stated that, pursuant to Article Twenty Ninth of the By-Laws, the members of the Board of Directors are appointed through an independent voting by Series of shares, that is, Series "A", shall appoint nineteen of the members comprising such body, directors and alternates, and Series "B", shall appoint the remaining nine directors and alternates members.

The Secretary then submitted the resolutions' proposals in respect to this issue of the Agenda, made by Banco Nacional de México, S.A., Divisiõn Fiduciaria, in its capacity

of holder of 1,459,389,728 Series "A" shares, and from Anheuser Busch International Holdings, Inc., in its capacity of holder of 1,142,017,984 Series "B" shares.

Particularly, and in reference to the resolutions' proposals to be considered by this Meeting and presented by Banco Nacional de México, Divisi6n Fiduciaria, the Secretary referred to the proposal regarding the appointment of Mr. Antonino Fernández Rodríguez as Honorary Life Chairman of the Board of Directors of Grupo Modelo, acknowledging his extraordinary work performed during 56 years for the Company, 34 of which he acted as Chairman, which work has allowed the Company to achieve innumerable accomplishments and the consolidation known to everyone, performing outstandingly as a continuator of the also extraordinary work of our founder, Mr. Pablo Díez, may he rest in peace.

It is important to emphasize that Mr. Antonino shall continue acting not only as a member of the Board of Directors, but also, as always, continue to actively collaborate in the new challenges that the future may bring to our Company, and therefore, we will find him, as usual, in his office, which doors are always open for all of Grupo Modelo's employees.

Likewise, the Secretary referred to the proposal for the appointment of Mr. Carlos Fernández González as Chairman of the Board of Directors, who shall continue to exercise his current duties as Chief Executive Officer with the same high standard of compromise, responsibility, professionalism, and trustworthiness which has always define him.

Once the shareholders heard the above mentioned proposals, the following resolutions were adopted:

RESOLUTIONS

"7.- The waivers submitted by Mr. Roberto Hernández Ramírez, Thomas Heather Rodríguez and Stephen K. Lambright to their office as members of the Board of Directors, are hereby accepted; in addition, waivers submitted by Mr. Alberto Tiburcio Celorio and Mr. Agustín Aguilar Laurens to their position as Principal Statutory Auditor and Alternate Statutory Auditor of Series "B" respectively, were also accepted. Their valuable exercise in their office is appreciated and they are hereby released from any liability they might have incurred in by reason of performing their duties in such capacities."

"8.- Pursuant to the determination of the holder of all Series "A" shares, Messrs. Antonino Fernández Rodríguez, Juan Sánchez-Navarro y Peón, Carlos Fernández González, Ma. Asunción Aramburuzabala Larregui, Valentín Díez Morodo, Emilio Carrillo Gamboa, Alfonso De Angoitia Noriega, Luis Javier González Cimadevilla, Pablo González

Díez and Jaime Serra Puche are appointed as Series "A" directors. Messrs. Luis Miguel Álvarez Pérez, Mario Álvarez Yates, Alfonso Cervantes Riba, Fernando del Castillo Elorza, Lucrecia Aramburuzabala Larregui de Fernández, Laurentino García González, Cesáreo González Díez, Luis Manuel Sánchez Carlos, Joaquín Sordo Barba and Luis Gerardo Sordo Sordo are hereby appointed as Series "A" alternate directors."

"**9**.- Pursuant to the determination of the holder of all Series "B" shares, Messrs., August A. Busch III, Mark Bobak, James Jones, Rogelio Ramírez de la O., Ann Richards, Thomas W. Santel, Pedro Soares, Alejandro Strauch and Claus von Wobeser Hoepfner are appointed as Series "B" directors. Messrs. August A. Busch IV, Randy Baker, Steve Burrows, Juan Cintrón, John Kelly, William J. Kimmins, John Purnell, Gary Rutledge and Patrick Stokes are hereby appointed as Series "B" alternate directors".

"**10**.- According to the foregoing resolutions, it is expressly stated that the Board of Directors of the Company shall be comprised by the following persons:

BOARD OF DIRECTORS

SERIES "A" MEMBERS

Directors	**Alternate Directors**
Antonino Fernández Rodríguez	Luis Manuel Sánchez Carlos
Juan Sánchez-Navarro y Peón	Mario Álvarez Yates
Carlos Fernández González	Laurentino García González
María Asunción Aramburuzabala Larregui	Lucrecia Aramburuzabala Larregui
Valentín Díez Morodo	Alfonso Cervantes Riba
Emilio Carrillo Gamboa	Luis Gerardo Sordo Sordo
Alfonso De Angoitia Noriega	Joaquín Sordo Barba
Luis Javier González Cimadevilla	Luis Miguel Álvarez Pérez
Pablo González Díez	Cesáreo González Díez
Jaime Serra Puche	Fernando del Castillo Elorza

SERIES "B" MEMBERS

Directors	**Alternate Directors**
August A. Busch III	August A. Busch IV
Mark Bobak	Randy Baker
James Jones	Steve Burrows
Rogelio Ramírez de la O.	Juan Cintrón
Ann Richards	John Kelly

Thomas W. Santel	William J. Kimmins
Pedro Soares	John Purnell
Alejandro Strauch	Gary Rutledge
Claus von Wobeser Hoepfner	Patrick Stokes".

"**11**.- In accordance with the determination of the holder of all Series "A" shares, the directors may be substituted only by the alternate directors appointed thereby as follows: Antonino Fernández Rodríguez by Luis Manuel Sánchez Carlos; Juan Sánchez-Navarro y Peón by Mario Álvarez Yates; Carlos Fernández González by Laurentino García González; María Asunción Aramburuzabala Larregui by Lucrecia Aramburuzabala Larregui de Fernández; Valentín Díez Morodo by Alfonso Cervantes Riba; Emilio Carrillo Gamboa by Luis Gerardo Sordo Sordo; Luis Javier González Cimadevilla by Luis Miguel Álvarez Pérez; Pablo González Díez por Cesáreo González Díez; Alfonso De Angoitia Noriega by Joaquín Sordo Barba; and Jaime Serra Puche by Fernando del Castillo Elorza."

"**12**.- Pursuant to the determination of the holder of all Series "B" shares, the following provisions regarding the substitution of directors of the Board of Directors appointed by Series "B", are hereby approved:

a) Directors August A. Busch III, Mark Bobak, Thomas W. Santel, Pedro Soares and Alejandro Strauch, may be substituted, in the absence thereof, by the alternate directors August A. Busch IV, Randy Baker, Steve Burrows, John Kelly, William J. Kimmins, Gary Rutledge and Patrick Stokes, indistinctively by any of the above.

b) Independent directors James Jones, Rogelio Ramírez de la O., Ann Richards and Claus von Wobeser Hoepfner, may be substituted, in the absence thereof, by the alternate independent directors Juan Cintrón and John Purnell, indistinctively by any of them".

"**13**.- Mr. Antonino Fernández Rodríguez is hereby appointed as Honorary Life Chairman of the Board of Directors".

"**14**.- Mr. Carlos Fernández González is hereby appointed as Chairman of the Board of Directors of Grupo Modelo, S.A. de C.V., who shall continue acting as Chief Executive Officer".

"**15**.- Mr. Juan Sanchez-Navarro y Peón and Mrs. Maria Asunción Aramburuzabala Larregui are hereby ratified in their positions as Vice-Presidents of the Board of Directors".

"**16.-** Messrs. Jorge Siegrist Prado y Juan Sánchez-Navarro Redo are hereby ratified in their positions as Secretary and Assistant Secretary respectively, of the Board of Directors of Grupo Modelo, S.A. de C.V.".

"**17.-** Pursuant to the determination of the holder of all Series "A" shares, Messrs. Miguel Ortiz Aguilar y Rafael Maya Urosa are hereby ratified in their positions as Principal Statutory Auditor and Alternate Statutory Auditor, respectively".

"**18.-** Pursuant to the determination of the holder of all Series "B" shares, Messrs. Carlos Méndez Rodríguez and Luis Antonio Martínez Gómez are hereby ratified in their positions as Principal Statutory Auditor and Alternate Statutory Auditor, respectively".

FIFTH. In respect to issue number five of the Agenda, as requested by the Chairman, the Secretary stated that, just as for the appointment of the directors, the members of the Executive Committee shall be appointed through a independent voting by Series of Shares, pursuant to Article Thirty Third of the by-laws, therefore, Series "A" being in charge of appointing five of the nine directors and alternate directors comprising such Committee, and Series "B" being in charge of appointing the remaining four directors and alternate directors thereof.

In that regard, the Secretary informed the meeting of the proposals presented to such effect by Banco Nacional de México, S.A., Division Fiduciaria, as holder of all Series "A" shares, and Anheuser Busch International Holdings, Inc., as holder of all Series "B" shares.

Having heard all the proposals submitted, the shareholders adopted the following resolutions:

RESOLUTIONS

"**19.-** Pursuant to the determination of the holder of all Series "A" shares, Messrs. Antonino Fernández Rodríguez, Juan Sánchez-Navarro y Peón, Carlos Fernández González, Ma. Asunción Aramburuzabala Larregui and Mario Álvarez Yates are hereby appointed as full members of Series "A" Executive Committee and, Messrs. Lucrecia Aramburuzabala Larregui de Fernández, Cesáreo González Díez, Pablo González Díez, Luis Manuel Sánchez Carlos and Joaquín Sordo Barba are hereby appointed as alternate members thereof".

"**20.-** Pursuant to the determination of the holder of all Series "B" shares, Messrs. Steve Burrows, Thomas W. Santel, Pedro Soares and Claus von Wobeser Hoepfner are hereby appointed as full members of Series "B" Executive Committee, and, Messrs. Randy

Baker, Juan Cintrón, John Kelly and Alejandro Strauch are hereby appointed as alternate members thereof".

"**21**.- According to the foregoing resolutions, it is expressly stated that the Executive Committee of the Company shall be comprised by the following persons:

EXECUTIVE COMMITTEE
SERIES "A" MEMBERS

Full Members	**Alternate Members**
Antonino Fernández Rodríguez	Luis Manuel Sánchez Carlos
Juan Sánchez-Navarro y Peón	Cesáreo González Díez
Carlos Fernández González	Pablo González Díez
María Asunción Aramburuzabala Larregui	Lucrecia Aramburuzabala Larregui
Mario Álvarez Yates	Joaquín Sordo Barba

SERIES "B" MEMBERS

Full Members	**Alternate Members**
Steve Burrows	Randy Baker
Thomas W. Santel	Juan Cintrón
Pedro Soares	John Kelly
Claus von Wobeser Hoepfner	Alejandro Strauch".

"**22**.- Pursuant to the determination of the holder of all Series "B" shares, the members may only be substituted by the appointed alternate members of such series, as follows: Antonino Fernández Rodríguez by Luis Manuel Sánchez Carlos; Juan Sánchez-Navarro y Peón by Cesáreo González Díez; Carlos Fernández González by Pablo González Díez; María Asunción Aramburuzabala Larregui by Lucrecia Aramburuzabala Larregui de Fernández; and Mario Álvarez Yates by Joaquín Sordo Barba".

"**23**.- Pursuant to the determination of the holder of all Series "B" shares, any alternate member of the Executive Committee appointed by such Series "B" may replace, in the event of a temporary absence thereof, indistinctively, any full member appointed by such Series "B".

SIXTH. In connection with issue number six of the Agenda regarding the appointment of Special Delegates, by request of the Chairman, the Secretary proposed the appointment of Messrs. Antonino Fernández Rodríguez, Carlos Fernández González and

himself as Special Delegates to this meeting. To such effect, all shares represented, unanimously approved the following:

RESOLUTION

"**24.**- Messrs. Antonino Fernández Rodríguez, Carlos Fernández González and Jorge Siegrist Prado, are hereby appointed as Special Delegates of this meeting, in order for any of them, individually and as necessary, to: a) appear before a Notary Public, elected thereby, to notarize all or part of the minutes of the meeting; b) by himself or through a person appointed thereby, file the relevant notarized testimony in the Commerce Section of the Public Registry of Property and Commerce [*Registro Público de la Propiedad y del Comercio*]; and c) issue all certificates relating with this deed or any part thereof, that may be necessary".

Not having any other issue to discuss, the relevant minutes of the meeting were read, and then submitted to the consideration of the shareholders, which deed was then unanimously approved under the foregoing terms, and thereafter, the meeting was concluded at 14:00 hours of April 18, 2005.

The following documents are attached hereto: a) Samples of the publications made in the following newspapers: "*El Economista*", "*El Financiero*" and "*Reforma*" as well as in the Daily Gazette of the Federation on March 23, 2005; b) powers of attorney; and, c) financial statements as of December 31, 2004, including the reports submitted by the Board of Directors, the Auditing Committee and the Statutory Auditors.

It is stated that the shareholders and the representatives thereof attended the meeting from the beginning and until the conclusion of the same, whose signatures appear hereinafter.

This document is signed as evidence by the Chairman, the Secretary, the Statutory Auditors, the Tellers and the holders of Series "A" and Series "B" shares.

______________________________	______________________________
Antonino Fernández Rodríguez, Chairman.	Jorge Siegrist Prado, Secretary.
______________________________	______________________________
Miguel Ortíz Aguilar,	Alberto Tiburcio Celorio,

Principal Statutory Auditor

Principal Statutory Auditor.

José Parés Gutiérrez,
Teller.

Alfredo García Hernández,
Teller.

Gabriel Uribe Corona and/or
María Teresa Luna Arriaga, as
representative of Banco Nacional de
México, S.A., División Fiduciaria, in its
capacity of holder of 1,459'389,728
Series "A" shares

María Teresa Güemes Fernández, as
representative of Anheuser-Busch,
International Holdings Inc., in its
capacity of holder of 1,142'017,984
Series "B" shares

THIS DOCUMENT IS A TRUE COPY OF THE DEED OF THE GENERAL ORDINARY ***SHAREHOLDERS' MEETING OF GRUPO MODELO, S.A. DE C.V.,*** *WHICH MEETING WAS HELD ON* ***APRIL EIGHTEENTH, TWO THOUSAND FIVE****, AND WHICH DEED IS COMPRISED BY ELEVEN SHEETS.*

MEXICO CITY, APRIL NINETEENTH, TWO THOUSAND FIVE.

JORGE SIEGRIST PRADO,
SECRETARY.